SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

FortuNet, Inc.

(Name of Subject Company)

FortuNet, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

34969Q100

(CUSIP Number of Class of Securities)

Harlan Goodson

Member, Special Committee of the Board of Directors

FortuNet, Inc.

2950 South Highland Drive, Suite C

Las Vegas, Nevada 89109

(702) 796-9090

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Timothy J. Harris

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, California 94304

Telephone: (650) 813-5600

Fax: (650) 494-0792

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 relates to an offer by The Yuri Itkis Gaming Trust of 1993 (the “Gaming Trust”), through its wholly owned subsidiary, YI Acquisition Corp., a Nevada corporation (“YI Acquisition”) (the Gaming Trust and YI Acquisition are collectively referred to herein as the “Trust”), to purchase all the outstanding shares of common stock, par value $0.001 (the “Common Stock”) of FortuNet, Inc., a Nevada corporation (“FortuNet” or the “Company”), other than shares held by the Trust.

The Trust has stated that, if the offer is consummated, the Trust intends to cause YI Acquisition, as soon as reasonably practicable, to merge with and into FortuNet through a short-form merger (the “Merger,” and together with the offer, the “Transaction”) in accordance with Chapter 92A of the Nevada Revised Statutes (the “NRS”). Pursuant to the Merger, each outstanding share of Common Stock (other than shares held by the Trust and shares held by stockholders who have properly exercised dissenter’s rights under the NRS) would be converted into the right to receive an amount in cash equal to the amount paid in the offer.

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company is FortuNet, Inc. The principal executive office of the subject company is located at 2950 South Highland Drive, Suite C, Las Vegas, Nevada 89109, and its telephone number is (702) 796-9090.

(b) Securities. This Schedule 14D-9 relates to the Company’s Common Stock. As of the close of business on December 31, 2009, there were 11,054,011 shares of Common Stock outstanding, excluding treasury shares held by the Company.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. This Schedule 14D-9 is being filed in the name of the Company by the Special Committee (as defined and described below under “Special Committee”) of the Company’s board of directors (the “Board”). The name, business address and business telephone number of the Company filing this statement are set forth in Item 1(a) above.

(b) Business and Background of the Company’s Directors and Executive Officers. The name, age, principal occupation and business experience during the past five years of each of the Company’s directors and executive officers is set forth in Annex A hereto. Except as noted in Annex A, the business address of each director and executive officer is 2950 South Highland Drive, Suite C, Las Vegas, Nevada 89109. Each such person is a citizen of the United States, has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) and has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) Special Committee. In connection with the proposed Transaction, the Board on November 25, 2009 established a special committee (the “Special Committee”) consisting of three independent directors who are not officers or employees of FortuNet, who are not officers, directors, trustees, stockholders, beneficiaries or affiliates of the Trust, and who have no financial interest in the Transaction different from holders of shares of Common Stock generally. The Board authorized the Special Committee to, among other things, consider and evaluate the potential tender offer on behalf of the Company and its stockholders, other than the Trust; determine what action should be taken by or on behalf of the Company, including determining what position the Company should take in order to satisfy any obligation of the Company arising under Rule 14d-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); communicate and negotiate the terms and conditions of the proposed tender offer with the Trust; and consider potential alternative transactions. The Special Committee was also authorized to retain independent legal counsel and an independent financial advisor to assist it. The members of the Special Committee are Merle Berman, Harlan Goodson and Darrel Johnson.

(d) Tender Offer. This Schedule 14D-9 relates to the Offer made by the Trust disclosed in a combined Tender Offer Statement on Schedule TO and Schedule 13E-3 Transaction Statement each filed with the Securities and Exchange Commission (“SEC”) on January 15, 2010 (together with the exhibits thereto, and as amended or supplemented from time to time, the “Schedule TO”), to purchase all outstanding shares of Common Stock (other than those shares held by the Trust) at a price (the “Offer Price”) of $2.25 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 15, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and incorporated herein by reference.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer, a number of shares of Common Stock of that constitute (a) a majority of the shares of Common Stock outstanding immediately prior to the expiration the Offer (the “Majority of the Minority Condition”) that are beneficially owned by FortuNet stockholders other than the Trust or any director or officer of the Company (the “Unaffiliated Stockholders”) and (b) together with shares beneficially owned by the Trust, at least ninety percent (90%) of the total number of shares of Common Stock outstanding immediately prior to the expiration of the Offer (the “90% Condition”). As of January 15, 2010, the Trust beneficially owned an aggregate of 8,266,500 shares of Common Stock, which represented approximately 75% of the outstanding shares of Common Stock. The Offer provides that the Majority of the Minority and 90% Conditions are non-waivable.

As of December 31, 2009, the minimum number of shares of Common Stock required to be tendered in order to satisfy the Majority of the Minority Condition is approximately 1,309,968, and the minimum number of shares of Common Stock required to be tendered in order to satisfy the 90% Condition is approximately 1,682,110.

The Offer is also subject to other important terms and conditions as set forth in the Offer to Purchase. The Trust has reserved the right (subject to the applicable rules and regulations of the SEC) to amend or waive any one or more of these other terms and conditions of the Offer. However, the Trust has stated in the Offer to Purchase that it would not waive either or both the Majority of the Minority Condition and the 90% Condition.

The Offer to Purchase states that the Trust does not have a principal office, but its mailing address is c/o Yuri Itkis, 2950 South Highland Drive, Suite C, Las Vegas, Nevada 89109 and its telephone number is (702) 796-9090.

The Company takes no responsibility for the accuracy or completeness of any information described herein that is contained in the Schedule TO, including information concerning the Trust or its affiliates, including Yuri Itkis, any actions or inactions proposed to be taken by any of such persons, or any failure by any of such persons to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9 (including the exhibits, annexes and any information incorporated into it by reference), to the knowledge of the Company and the Special Committee, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between FortuNet or its affiliates and (a) any of its executive officers, directors or affiliates or (b) the Trust or any of its executive officers, directors, trustees, beneficiaries or affiliates.

Any information incorporated by reference herein shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Interests of Certain Persons in the Offer

In considering the position of the Special Committee with respect to the Offer, stockholders should be aware that certain executive officers and directors of the Company and its affiliates, and the Trust and its affiliates, have interests in the Transaction which are described in this Schedule 14D-9, and which may present such persons with certain actual or potential conflicts of interest with respect to the Transaction. This Item 3 contains information (either set forth below or incorporated herein by reference) regarding the interests of the Company’s directors and executive officers in the Offer and the Merger, including the fact that Yuri Itkis, the Company’s Chairman of the Board of Directors, President and Chief Executive Officer, is the sole trustee and sole beneficiary of the Gaming Trust, which is the sole stockholder of YI Acquisition, and the President, Secretary and Treasurer of YI Acquisition, and that Boris Itkis, the Company’s Vice President of Engineering, Secretary, Treasurer, Chief Technical Officer and Director of Engineering, and a member of the Board, is the son of Yuri Itkis.

Compensation of Executive Officers

The following table sets forth certain information concerning compensation of each person that served as an executive officer of the Company during the fiscal years ended December 31, 2009 and December 31, 2008:

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)	All Other Compensation ($)		Total ($)
Yuri Itkis Chief Executive Officer	2009 2008	$ $	200,000 200,000	— —	— —	$	— 5,810	$ $	200,000 205,810

Kevin A. Karo (1) Former Chief Financial Officer	2009 2008	$ $	28,846 149,616	— —	— —		— —	$ $	28,846 149,616

Boris Itkis Chief Technical Officer	2009 2008	$ $	120,000 120,000	— —	— —		— —	$ $	120,000 120,000

William R. Jacques (2) Chief Financial Officer	2009 2008	$ $	96,731 10,577	— —	— —		— —	$ $	96,731 10,577

Jack B. Coronel Chief Compliance Officer	2009 2008	$ $	175,000 175,000	— —	— —		— —	$ $	175,000 175,000

(1)	Mr. Karo resigned from the Company in January 2009.
(2)

Mr. Jacques was appointed the Company’s Chief Financial Officer on August 10, 2009. Mr. Jacques’ 2009 compensation includes his compensation as Chief Financial Officer as well as his compensation as Director of Finance prior to his appointment as Chief Financial Officer.

The current annual salaries of each of the Company’s executive officers are as follows: Yuri Itkis, $200,000; Boris Itkis, $120,000; William R. Jacques, $120,000; and Jack B. Coronel, $175,000. None of the Company’s executive officers have been granted or hold stock options or similar securities.

Employment Agreements of Executive Officers

The Company has entered into employment agreements with two executive officers, Jack B. Coronel and William R. Jacques. Pursuant to the Exempt Employment Agreement between the Company and Jack B. Coronel dated September 9, 2002, as amended on September 9, 2002, July 6, 2006 and April 1, 2007, Mr. Coronel is paid an annual salary of $175,000. Pursuant to the Exempt Employment Agreement between the Company and William R. Jacques dated January 12, 2009 and subsequent Board action to increase Mr. Jacques’ salary,

Mr. Jacques is paid an annual salary of $120,000. Under their respective employment agreements, Messrs. Coronel and Jacques are each entitled to participate in any Company employee benefit programs, vacations and reimbursement for reasonable expenses incurred in connection with such person’s employment. Each employment agreement is “at will” and does not provide for severance payments or other benefits in the event of any termination.

Compensation of Directors and Special Committee Members

During 2009, the Company’s non-employee directors were paid cash fees for their service on the Board and on committees of the Board as follows: Merle Berman, $18,000; Harlan Goodson, $18,020; and Darrel Johnson, $16,750. All annual fees were paid in quarterly installments in arrears. In addition, each independent director was awarded 3,000 restricted shares of Common Stock under the Company’s 2005 Stock Incentive Plan; the chairperson of the Audit Committee, Darrel Johnson, was awarded an additional 3,000 restricted shares of Common Stock under the Company’s 2005 Stock Incentive Plan. All of such restricted shares vested in four equal installments at the end of each fiscal quarter and were fully vested at December 31, 2009. The foregoing fees and stock awards exclude compensation paid or to be paid to members of the Special Committee for service on the Special Committee as described below.

During 2010, without giving effect to consummation of the Transaction, all non-employee directors would receive an annual fee of $5,000, payable in quarterly installments in arrears. In addition, each independent director would receive an additional fee of $1,000 for each meeting of the Board that such director attends; $500 for each meeting of the Audit Committee, Compensation Committee or Nominating and Corporate Governance Committee that such director attends as a non-chairperson committee member and each meeting of independent directors in executive session with no management directors or employees present that such director attends; and $750 for each meeting of the Audit Committee, Compensation Committee or Nominating and Corporate Governance Committee that such director attends as a chairperson. In addition, each independent director would be awarded 3,000 restricted shares of the Company’s Common Stock under the Company’s 2005 Stock Incentive Plan. The chairperson of the Audit Committee would be awarded an additional 3,000 restricted shares of the Company’s Common Stock under the Company’s 2005 Stock Incentive Plan. All such restricted shares would vest and become unrestricted in four equal installments at the end of each fiscal quarter. The foregoing fees and stock awards exclude compensation paid or to be paid to members of the Special Committee for service on the Special Committee as described below. The amount of such fees and grants that will actually be paid, granted or vested, as applicable, in 2010 depends on whether the Offer and the Merger are consummated, and the timing of any termination of the non-employee directors following the consummation of the Offer. According to the Offer to Purchase, the Trust does not presently intend to seek to retain any independent directors following the Merger.

In addition, each of the members of the Special Committee has been or will be paid $20,000 for his or her service on the Special Committee, and is entitled to reimbursement of out-of-pocket expenses. These fees and reimbursements are not dependent on the success of the Offer or the Merger and are in addition to such members’ 2009 and 2010 compensation for serving on the Board discussed above.

The Company’s non-independent directors, Yuri Itkis and Boris Itkis, did not receive any fees or awards of Common Stock for their service on the Board in 2009 and are not expected to receive any such fees or awards in 2010.

None of the Company’s directors have been granted or hold stock options or similar securities.

Beneficial Ownership of Securities by 5% Owners, Directors and Executive Officers

The following table sets forth certain information known to the Company with respect to the beneficial ownership as of December 31, 2009, by (i) all persons who are beneficial owners of five percent (5%) or more of the Company’s Common Stock (based on filings with the SEC), (ii) each director and nominee, (iii) the Company’s executive officers and (iv) all current directors and executive officers as a group.

As of December 31, 2009, 11,054,011 shares of the Company’s Common Stock were outstanding. The amounts and percentages of Common Stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest.

	Number of Shares Beneficially Owned
Name	Number	Percentage
Directors and Executive Officers
Yuri Itkis (1)	8,266,500	74.8%
Boris Itkis (2)	83,500	*
Merle Berman (3)(5)	9,250	*
Harlan W. Goodson (4)(5)	9,000	*
Darrel Johnson (4)(5)	14,667	*
Jack B. Coronel (4)	50,000	*
William R. Jacques (4)	1,159	*
Directors and executive officers (7 persons) (6)	8,434,076	76.3%
Persons owning more than 5% of the Company’s Common Stock
Yuri Itkis (1)	8,266,500	74.8%

*	Less than 1%
(1)	All 8,266.500 shares are held in the name of the Gaming Trust, of which Yuri Itkis is the sole trustee and beneficiary.
(2)	Boris Itkis is the son of Yuri Itkis.
(3)

Includes 8,250 shares of Common Stock held by Ms. Berman personally as well as 1,000 shares held by the Merle Berman 2003 Family Trust (the “Berman Trust”) of which Ms. Berman is the trustee. As trustee, Ms. Berman has the power to vote and dispose of the shares owned by the Trust and therefore may be deemed to be the beneficial owner of the shares. Ms. Berman disclaims beneficial ownership of the shares except to the extent of her pecuniary interest in the shares owned by the Berman Trust. The address of the Berman Trust is the same as the address for Ms. Berman as set forth in Item 2(b) above.

(4)	All shares are personally held by such person.
(5)	Member of the Special Committee.
(6)	See notes 1 through 5.

Other Interests of Executive Officers, Directors and Special Committee Members

Control by the Trust and Yuri Itkis. Yuri Itkis, the Company’s Chairman of the Board of Directors, President and Chief Executive Officer, is the sole trustee and sole beneficiary of the Gaming Trust. As a result of the Gaming Trust’s current ownership of approximately 75% of FortuNet’s total outstanding voting power, the Gaming Trust, YI Acquisition, and therefore Yuri Itkis, may be deemed to control FortuNet. Boris Itkis, the Company’s Vice President of Engineering, Secretary, Treasurer, Chief Technical Officer and Director of Engineering, and a member of the Board, is the son of Yuri Itkis.

Continuing Equity Interest of the Trust Following the Transaction. Unlike the Unaffiliated Stockholders, who would have no equity interest in the Company following the Offer and the Merger, the Trust would have a continuing equity interest in the Company following the Offer and the Merger by virtue of owning all of the outstanding shares of Common Stock following the Merger.

Certain Interests of Executive Officers. According to the Offer to Purchase, immediately following the Merger, the four executive officers of FortuNet (Yuri Itkis, Boris Itkis, William R. Jacques and Jack B. Coronel) would continue to serve in their respective roles as executive officers of FortuNet.

Interest of Employee Directors. Yuri Itkis and Boris Itkis are the two employee members of the Board, positions that they would likely continue to hold following the Offer and the Merger.

Interest of Non-Employee Directors. According to the Schedule TO, the Trust does not presently intend to seek to retain any independent directors following the Transaction.

Indemnification. Under Nevada law, FortuNet’s directors and officers are not individually liable to the Company or its stockholders for any damages resulting from the directors’ or officers’ acts or failures to act in their capacity as directors and officers unless the act or failure to act (a) involves a breach of the director’s or officer’s fiduciary duties and (b) such breach involved intentional misconduct, fraud or a knowing violation of law.

The Company’s Amended and Restated Articles of Incorporation (“Articles”) and Amended and Restated Bylaws (“Bylaws”) require FortuNet to indemnify its directors and officers to the fullest extent permitted by Nevada law. NRS § 78.7502 permits a corporation to indemnify a present or former director, officer, employee, or agent of the corporation, or of another entity for which such person is or was serving in such capacity at the request of the corporation, who is or was a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, against expenses, including attorneys’ fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection therewith, arising by reason of service in such capacity if such person (i) is not liable pursuant to NRS § 78.138 (which provides for the liability of directors and officers where is proven that a director or officer act or failure to act constituted a breach of such person’s fiduciary duties and such person’s breach of those duties involved intentional misconduct, fraud or a knowing violation of the law), or (ii) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to a criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of actions brought by or in the right of corporation, however, no indemnification may be made for any claim, issue, or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Except in limited circumstances, the Company’s Articles and Bylaws further require it to advance, as they are actually incurred and in advance of final disposition of such proceeding, all expenses incurred by such person in connection with such proceeding upon an undertaking by or on behalf of such person to repay such amounts if it should be ultimately determined that such person is not entitled to be indemnified.

In addition, the Company has entered into letter agreements with directors Berman and Goodson that require the Company to indemnify them against claims made as a result of their service on the Board to the fullest extent permitted under Nevada corporate law.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation.

For the reasons set forth below, the Special Committee, on behalf of the Company, has unanimously (a) determined that the Transaction was fair to and in the best interests of (i) the stockholders of the Company other than the Trust and its affiliates and (ii) the stockholders of the Company other than the Trust, its affiliates and the Company’s directors and officers, and (b) recommended that the stockholders of the Company other than the Trust and its affiliates accept the Offer and tender their shares of Common Stock pursuant thereto.

(b) Reasons.

Background of the Offer

On November 20, 2009, after the close of trading, Yuri Itkis contacted the members of the Board to inform them of the Trust’s intention to commence a tender offer to acquire all of the outstanding shares of Common Stock that it did not already own, and to issue a press release regarding its intention with respect to the proposed tender offer. On the same day, Greenberg Traurig LLP (“GT”), counsel for the Trust, contacted Morrison & Foerster LLP (“Morrison & Foerster”), the Company’s securities counsel, to inform Morrison & Foerster of the Trust’s intention to commence a tender offer and to issue a press release.

On November 21, 2009, GT informed Morrison & Foerster of the Trust’s intention to issue a press release regarding the proposed tender offer prior to the opening of trading on November 23, 2009, and provided Morrison & Foerster with a draft of the press release. Morrison & Foerster distributed copies of the draft press release to the members of the Board and informed the members of its communications with GT.

At a special meeting of the Board held on November 22, 2009, Yuri Itkis notified the Board that the Trust intended to make a tender offer to acquire all of outstanding shares of Common Stock that it did not own for $1.70 per share. Following the meeting, GT called Morrison & Foerster to confirm the Trust’s intention to issue the press release the next day. GT agreed to transmit the press release to the members of the Board after its release. Morrison & Foerster informed Mr. Itkis and GT that the Board would most likely appoint a special committee of independent directors and begin a search for an independent financial advisor to consider the proposed tender offer.

On November 23, 2009, the Trust issued a press release (the “November Press Release”) announcing the Trust’s intention to commence a tender offer to acquire all of the outstanding shares of Common Stock that it did not own for $1.70 per share in cash, to be irrevocably conditioned upon the tender of a sufficient number of shares of Common Stock to cause the Trust to own 90% of the outstanding shares of Common Stock, and its further intention, assuming the successful completion of the tender offer, to effect a “short form” cash merger at the same per share cash price paid in the tender offer in order to acquire any remaining shares.

On November 23, 2009, the Board held a special meeting with representatives of Morrison & Foerster present to discuss the proposed tender offer. Yuri Itkis confirmed the Board’s understanding of the terms and conditions of the proposed tender offer as described in the November Press Release. Yuri Itkis then left the meeting. Boris Itkis also left the meeting, in order to avoid any conflicts that might arise from his family relationship with Yuri Itkis, although Boris did not purport to be participating in making the tender offer. In response to a request from the Board, Morrison & Foerster discussed generally with the Board the fiduciary duties of the Board with respect to the proposed tender offer, and noted the need for the Board or an appropriate committee of the Board to engage Nevada legal counsel for more specific advice. Morrison & Foerster also noted the potential duties of the Company under the federal securities rules. The Board also discussed the proposed tender offer and the Board’s potential response, including the possible formation of a special committee of the Board, consisting of independent directors, to evaluate the potential tender offer on behalf of the Company and its stockholders, other than the Trust and its affiliates.

On November 23, 2009, the Company issued a press release acknowledging receipt of notice from Yuri Itkis, as trustee of the Trust, of the proposed tender offer, and that the Board was considering forming a special committee of independent directors to consider the proposed tender offer.

On November 25, 2009, the Board held a special meeting with representatives of Morrison & Foerster present. At the meeting, the Board established the Special Committee, consisting of directors deemed to be independent of the Trust and its affiliates, including Yuri Itkis, and who were not employees of the Company. The role of the Special Committee is described above in the section of Item 2 entitled “Special Committee.”

On November 25, 2009, the Special Committee held its initial meeting with representatives of Morrison & Foerster present. At the meeting, the Special Committee discussed the engagement of legal counsel and an independent financial advisor to assist the Special Committee. After reviewing a number of potential candidates for each role, the Special Committee selected two law firms and two financial advisors to interview.

Between November 25, 2009 and December 2, 2009, members of the Special Committee interviewed the selected law firms and financial advisors. Each of the prospective law firms and financial advisors discussed its relevant qualifications and experience, and responded to questions on various matters, including whether the firm had any involvement with the Company, or the Trust or its affiliates. On December 1, 2009, at the direction of the Special Committee, Morrison & Foerster informed GT that the Board had formed the Special Committee, and that the Special Committee was in the process of interviewing candidates to serve as the Special Committee’s counsel and independent financial advisor.

On December 2, 2009, the Special Committee met with representatives of Morrison & Foerster present, and, based on the candidates’ relevant qualifications, experience, reputation and independence, selected Cane Clark LLP (“Cane Clark”) as the Special Committee’s legal counsel and Duff & Phelps, LLC (“Duff & Phelps”) as the Special Committee’s independent financial advisor. After reviewing Morrison & Foerster’s past representation of the Company and its independence from the Trust and its affiliates, the Special Committee decided that Morrison & Foerster should represent the Company in connection with the proposed tender offer, which representation would include advising the Board and the Special Committee with respect to securities law and other aspects of the proposed tender offer and related matters. After the meeting, at the direction of the Special Committee, Morrison & Foerster informed GT that the Special Committee had retained Cane Clark and Duff & Phelps, and that Morrison & Foerster would continue to represent the Company in connection with the proposed tender offer.

Following the Special Committee’s selection of Duff & Phelps its independent financial advisor, and under the Special Committee’s direction, Duff & Phelps contacted representatives of the Company and began reviewing financial information of the Company. Such discussions and review continued through the delivery of Duff & Phelps’ written presentation and fairness opinion to the Special Committee on January 21, 2010.

The Special Committee, with representatives of Cane Clark and Morrison & Foerster present, met on December 5, 2009 to discuss matters related to the proposed tender offer and the process being undertaken by Duff & Phelps. After the representatives of Morrison & Foerster left the meeting, a representative of Cane Clark discussed with the Special Committee their fiduciary obligations to the stockholders of the Company, the independence of the members of the Special Committee and the mandate of the Special Committee.

On December 7, 2009, a putative class action lawsuit was filed by two stockholders of FortuNet against Yuri Itkis, the Trust and FortuNet in District Court, Clark County, Nevada. The complaint generally alleges breaches of fiduciary duty by the defendants, and seeks injunctive relief, damages and attorneys’ fees. For more information, see the section of this Schedule 14D-9 entitled “Item 8. Additional Information—Stockholder Litigation.”

On December 8, 2009, representatives of Duff & Phelps met at the Company’s offices with members of the Company’s management, including Yuri Itkis, in order to receive information and ask questions regarding the Company’s history, current and planned future operations, financial condition, and other pertinent matters. Subsequent to December 8, 2009, representatives of Duff & Phelps held a number of telephonic meetings with Company management to ask additional questions, and to request and receive additional information, including the Company’s 2010 budget, which contained financial projections for the fiscal years ended December 31, 2009 and December 31, 2010, and information and assumptions to be used in the compilation of financial projections for the Company for subsequent periods.

The Special Committee, with representatives of Cane Clark and Morrison & Foerster present, met on December 8, 2009 to discuss matters related to the proposed tender offer and process being undertaken by Duff & Phelps, as well as the Stockholder Litigation (defined below) filed against Yuri Itkis, the Trust and the Company on December 7, 2009. At the meeting, the Special Committee decided that Cane Clark and

Morrison & Foerster should be engaged to act as co-counsel to jointly represent as appropriate the members of the Special Committee and the Company in connection with the litigation. After the representatives of Morrison & Foerster left the meeting, a representative of Cane Clark discussed the proposed tender offer and the Stockholder Litigation with the members of the Special Committee.

The Special Committee held additional meetings on December 11 and 14, 2009 with representatives of Cane Clark and Morrison & Foerster present to discuss matters related to the proposed tender offer and the progress of Duff & Phelps’ review.

On December 15, 2009, the Special Committee met with representatives of Cane Clark, Morrison & Foerster and Duff & Phelps present. Duff & Phelps reported to the Special Committee on the status of its activities, including a summary of Duff & Phelps’ work to date. Duff & Phelps discussed with the Special Committee an overview of some of the methodologies that Duff & Phelps expected to use in its valuation analysis. Duff & Phelps reported that although Duff & Phelps was not in a position to provide the Special Committee with any valuation conclusions, Duff & Phelps had some preliminary concerns with the adequacy of the proposed $1.70 per share tender offer price. Subsequent to the December 15 Special Committee meeting, Morrison & Foerster, at the direction of the Special Committee, contacted GT to request that Yuri Itkis meet telephonically with Duff & Phelps on December 17, 2009 to discuss the proposed tender offer.

On December 16, 2009, FortuNet received a written staff determination from the NASDAQ Stock Market Listing Qualifications Department that FortuNet had not regained compliance with the continued listing requirements of the NASDAQ Global Market for the Company’s failure to maintain a minimum market value of publicly held shares of $5,000,000 for 30 consecutive trading days, as required by NASDAQ Marketplace Rule 5810(c)(3)(D). The Company had reported in a press release dated September 16, 2009 that it had received a notice from NASDAQ of the Company’s failure to comply with Marketplace Rule 5810(c)(3)(D) and giving the Company 90 days to regain compliance. The December 16 determination stated that trading of the Common Stock would be suspended at the opening of business on December 28, 2009 unless the Company requested a hearing to appeal the determination no later than December 23, 2009. On December 21, 2009, the Company issued a press release reporting the receipt of the NASDAQ determination. On December 23, 2009, the Company requested a hearing for its appeal of the determination, which hearing was scheduled for January 20, 2010. From December 23, 2009 to January 3, 2010, the Company considered its options with respect to the continued listing of the Common Stock. On January 4, 2010, the Company filed an application to transfer its listing from the NASDAQ Global Market to the NASDAQ Capital Market. On January 7, 2010, the Company’s application to transfer its listing was approved. The listing of the Common Stock was transferred to the NASDAQ Capital Market at the opening of business on January 11, 2010. On January 11, 2010, the Company received a letter from NASDAQ informing the Company of the cancellation of the hearing.

On or about December 17, 2009, at the direction of the Special Committee, representatives of Duff & Phelps called Yuri Itkis, during which call Mr. Itkis indicated that the Trust had not used any particular valuation models or relied on a financial advisor to determine the proposed $1.70 tender offer price, and that the Trust had no present intention of selling its interest in the Company or entertaining offers for its interest in the Company. Duff & Phelps reported the substance of Mr. Itkis’ comments at a meeting of the Special Committee held on December 21, 2009 with representatives of Cane Clark and Morrison & Foerster present. At the meeting, the Special Committee also discussed the proposed tender offer, further actions to be taken by Duff & Phelps in connection with its review, the stockholder litigation and the delisting determination received from the NASDAQ Global Market on December 16, 2009. After the representatives of Morrison & Foerster left the meeting, a representative of Cane Clark discussed the proposed tender offer with the members of the Special Committee.

Following the December 21 meeting, Morrison & Foerster, at the direction of the Special Committee, discussed with GT the status of Duff & Phelps’ process for gathering information and notified GT that the Special Committee intended to continue holding meetings as necessary to consider the proposed transaction, and that the Special Committee desired to hold a future meeting with Mr. Itkis.

At a meeting of the Special Committee held on December 28, 2009, with representatives of Cane Clark and Morrison & Foerster present, Duff & Phelps discussed the status of its preliminary valuation analysis of the Company, including discussion of the valuation methodologies and approaches being used by Duff & Phelps and the information being gathered for use in such methodologies. At the meeting, the Special Committee directed Duff & Phelps to speak with Yuri Itkis to request that he increase the purchase price in the proposed tender offer.

On December 29, 2009, a member of the Special Committee met with Yuri Itkis, with Duff & Phelps attending via telephone. At the meeting, the Special Committee member informed Mr. Itkis that the $1.70 purchase price was below the price the Special Committee felt it could recommend the Unaffiliated Stockholders to accept, and suggested to Mr. Itkis that the Trust increase the purchase price to $2.53 per share. Subsequently, on December 29, 2009, Mr. Itkis informed Duff & Phelps that he thought that $2.53 per share was excessive.

As reported in the Offer to Purchase, on December 30, 2009, Yuri Itkis and GT contacted Union Gaming Analytics, LLC (“Union Gaming”) regarding engaging Union Gaming to act as the financial advisor to the Trust and to GT. Subsequently, Mr. Itkis called Duff & Phelps to inform it that a financial advisor to the Trust would contact Duff & Phelps.

On January 4, 2010, GT informed Morrison & Foerster that the Trust had engaged Union Gaming to serve as its financial advisor in connection with the proposed tender offer. Morrison & Foerster subsequently informed the Special Committee of the hiring of Union Gaming.

Between January 4, 2010 and January 7, 2010, Duff & Phelps held two telephonic meetings with Union Gaming to discuss their differing views of FortuNet’s valuation.

Also, during the period between January 5, 2010 and January 13, 2010, Morrison & Foerster, at the direction of the Special Committee, held several telephonic meetings with GT to discuss the parties’ differing views of valuation and the Trust’s potential desire and intention to commence the proposed tender offer in the near future. During these meetings, Morrison & Foerster encouraged the Trust to include procedural protections for FortuNet stockholders in the Offer, including a non-waivable “majority of the minority” condition and voluntary dissenter’s rights under the NRS.

On January 14, 2010, GT contacted Morrison & Foerster to informally communicate the Trust’s intention to commence the proposed tender offer the next day. Morrison & Foerster informed the Special Committee of the communication of the Trust’s intention.

On January 15, 2010, prior to the open of trading, the Trust announced the commencement of the Offer to acquire all of the outstanding shares of Common Stock that it did not own for $2.25 per share in cash, to be irrevocably conditioned upon the tender of a sufficient number of shares of Common Stock to cause the Trust to own at least 90% of the outstanding shares of Common Stock, to be followed by a “short form” cash merger at the same per share cash price paid in the Offer. On the same date, the Trust requested under the NRS and under the federal securities laws that the Company provide it with the use a list of the Company’s stockholders (the “Request for Stockholder List”) in connection with the Offer.

On January 15, 2010, the members of Special Committee held telephonic meetings with Cane Clark, Morrison & Foerster and Duff & Phelps to discuss the commencement of the Offer.

On January 18, 2010, a member of the Special Committee held a telephonic meeting with Yuri Itkis to determine whether Mr. Itkis might be willing to increase the Offer Price. Mr. Itkis indicated that he had already increased the price substantially from his initial intent and that he was unwilling to increase the Offer Price any further.

On January 19, 2010, the Special Committee met with representatives of Cane Clark, Morrison & Foerster and Duff & Phelps present to discuss the Offer and the Merger, and determine what action should be taken in response to the commencement of the Offer. During the initial portion of the meeting, the Special Committee discussed the terms of the Offer and the Merger. The Special Committee member who had spoken with Yuri Itkis on January 18, 2009 reported that Mr. Itkis had indicated that he was unwilling to increase the Offer Price any further. Cane Clark reviewed the Special Committee’s fiduciary duties and provided the Special Committee with an update on the Stockholder Litigation. Duff & Phelps discussed the Financial Projections (which had been previously distributed to the members of the Special Committee) and the High Case Projections (each as defined below). The Special Committee asked a number of questions of Duff & Phelps regarding the Financial Projections, the High Case Projections and the material assumptions underlying such projections. During the second part of the meeting, members of the management of the Company joined the meeting. The Special Committee asked management a number of questions regarding the Company’s current and anticipated future business and the material assumptions in the Financial Projections, and the status of the Stockholder Litigation. During the meeting, Yuri Itkis, on behalf of the Company, indicated that the Company was unlikely to require raising capital from outside sources in the foreseeable future or to pursue acquisitions that would involve the Company issuing shares of Common Stock.

The Special Committee met on January 21, 2010, with representatives of Cane Clark, Morrison & Foerster and Duff & Phelps present. The Special Committee reviewed the terms of the Offer, the Merger and the Offer to Purchase, copies of which had been distributed to the Special Committee prior to the meeting. The Special Committee discussed with Cane Clark its fiduciary duties with respect to the Offer. Duff & Phelps provided an overview of the financial terms of the Offer and the Merger and discussed the methodologies, assumptions and limitations underlying Duff & Phelps’ analysis of the financial aspects of the Transaction, as summarized in a written presentation prepared by Duff & Phelps and distributed to the members of the Special Committee prior to the meeting. (For a summary of those methodologies, assumptions and limitations, see the below section of this Item 4 under the caption “Opinion of Duff & Phelps.”) Duff & Phelps then informed the Special Committee that, based on its analyses and subject to those limitations and assumptions, it was Duff & Phelps’ opinion that, as of January 21, 2010, the Offer Price to be received in the Transaction was fair, from a financial point of view, to the Company’s stockholders other than the Trust and its affiliates. The Special Committee asked questions of Duff & Phelps and discussed their analyses and opinion. (The written opinion dated as of January 21, 2010, of Duff & Phelps, is attached hereto as Annex B.)

After discussing the Offer and the Merger at length and considering certain matters described below, the Special Committee, on behalf of the Company and by unanimous vote, (a) determined that the Transaction was fair to and in the best interests of (i) the stockholders of the Company other than the Trust and its affiliates and (ii) the stockholders of the Company other than the Trust, its affiliates and the Company’s directors and officers, and (b) recommended that the stockholders of the Company other than the Trust and its affiliates accept the Offer and tender their shares of Common Stock pursuant thereto.

Reasons for the Recommendation by the Special Committee

In reaching the determinations and recommendation described above, the Special Committee considered and discussed with its financial and legal advisors a number of factors. The following is a summary of the material factors considered and discussed by the Special Committee.

Supportive Factors

Cash Tender Offer; Certainty of Value. The Special Committee considered the all-cash nature of the consideration to be paid in the Offer and the Merger, which would allow holders of Common Stock (other than the Trust and its affiliates) to realize certainty of value for their shares of Common Stock.

Premium to Market Price. The Special Committee considered that the $2.25 Offer Price represents a 76% premium over the closing price of $1.28 for the Common Stock on November 20, 2009, the last full trading day prior to the November Press Release, as well as the premiums represented by the Offer Price over the trading prices for the Common Stock for the various measurement periods and dates identified below in this Item 4 under the caption “Opinion of Duff & Phelps.”

Negotiation Process and Increased Offer Price. The Special Committee and its advisors had several discussions with representatives of the Trust regarding the Offer. During those discussions, the Trust raised the Offer Price to $2.25 per share, representing a 32% increase from the Trust’s initially announced proposed offer price on November 23, 2009 of $1.70 per share. Following commencement of the Offer at an Offer Price of $2.25 per share, Mr. Itkis, on behalf of the Trust, told a member of the Special Committee that he was not willing to raise the price further. Based on these discussions, the Special Committee believes it is unlikely that the Trust would be willing to raise the Offer Price further.

Financial Analyses and Fairness Opinion of Duff & Phelps. The Special Committee considered its discussions with Duff & Phelps and the opinion of Duff & Phelps delivered on January 21, 2010, to the effect that, as of such date, and based upon and subject to the assumptions made, matters considered and limitations on the review undertaken described in the opinion, the Offer Price to be received in the Transaction was fair, from a financial point of view, to the stockholders of the Company other than the Trust and its affiliates. The Special Committee also considered the written presentation made by Duff & Phelps on January 21, 2010, which presentation included financial and valuation analyses prepared by Duff & Phelps, and the Special Committee’s discussions with Duff & Phelps regarding the written presentation. The opinion of Duff & Phelps is described below and is included in its entirety as Annex B hereto. The Special Committee noted that the opinion of Duff & Phelps addressed the fairness, from a financial point of view, of the consideration to be received in the Transaction by the stockholders of the Company other than the Trust and its affiliates, which includes the Unaffiliated Stockholders and the directors and officers of the Company that may be deemed to be affiliated with the Company but are not affiliated with the Trust. The Special Committee was able to reach its fairness determination as to the Unaffiliated Stockholders because it considered that the Unaffiliated Stockholders would receive the same per share consideration in the Offer.

Financial Condition and Prospects of the Company. The Special Committee considered the current and historical financial condition, results of operations, competitive position, business strategy, prospects and strategic objectives of the Company, including potential risks involved in achieving such prospects and objectives, and the current and expected conditions in the general economy and in the gaming industries, including the potential impact of such conditions in achieving such prospects and objectives. Among other things, the Special Committee considered (1) the Company’s expectation that the market for mobile gaming devices will become increasingly competitive, (2) the general decline in the local, regional, national and international economic environment, (3) the depressed economic health of the Nevada gaming industry and the Company’s view that it is not likely to quickly improve, and (4) the Company’s belief that the current version of its mobile gaming system for traditional casino games, such as poker, keno and slots will likely become technologically obsolete by the time the casino gaming industry revives, and the Company’s related discontinuance of its development efforts for, and withdrawal of its application with the Nevada State Gaming Control Board for the approval of, such mobile gaming system. A discussion of these matters can be found in the Company’s Form 10-K for the year ended December 31, 2008, in the Company’s Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009, in the Company’s Form 8-K filed on October 22, 2009, and in its other filings with the SEC. The Special Committee also considered that the holders of Common Stock would continue to be subject to the risks and uncertainties of the Company’s financial prospects unless the Common Stock was acquired for cash.

Comparison of Offer Price to Alternative of Remaining a Public Company. The Special Committee believed that there was uncertainty that sustained trading prices would approach the $2.25 Offer Price in the foreseeable future because of current and expected conditions in the general economy and in the gaming industry, including the fact that the weak economy, uncertain economic prospects and tight credit market have negatively impacted trading prices of stocks in the gaming industry. The Special Committee also considered that, since the May 5, 2009 “ex dividend” date of the Company’s special $2.50 dividend (the “Special Dividend”), and excluding two trading days, September 15 and September 16, 2009, when the Common Stock experienced an unexplained substantial increase in trading volume, the per share trading price of the Common Stock did not exceed the Offer Price prior to announcement of the Offer, and that the per share trading price of the Common Stock, as adjusted for the Special Dividend, did not exceed the Offer Price at any time after October 17, 2008. The Special

Committee also considered the substantial and increasing cost of being a public company, including accounting fees, legal fees, salaries and other expenses, as well as significant time and attention from Company management, and the impact of such costs on the potential future public share price of the Company’s common stock. The Special Committee also considered the current lack of benefits provided by being a public company, since management has indicated that the Company is unlikely to require raising capital from outside sources in the foreseeable future or to pursue acquisitions that would utilize shares of Common Stock.

Likely Decline in the Market Price of the Shares of Common Stock if the Offer is Not Completed. The Special Committee considered the likelihood that, if the Offer was not completed, the market price for the shares of Common Stock would likely decline to market prices similar to the market prices prior to the Trust’s announcement that it intended to commence a tender offer. In addition, the Special Committee considered that the Trust could seek to engage in open market or privately negotiated share purchases at prices that may be higher or lower than the Offer Price to increase its ownership of Common Stock and, if the Trust were able to acquire 90% or more of the outstanding shares of Common Stock, it could effect a “short-form merger” without the vote of any other stockholder of the Company.

Absence of Strategic Alternatives. The Special Committee considered that the Trust currently owns approximately 75% of the Common Stock and recognized that any alternative strategic transaction was impossible as a practical matter without the support of the Trust. The Special Committee also considered the position of the Trust, as communicated by Yuri Itkis to Duff & Phelps on December 17, 2009 and as stated in the Offer to Purchase, that it had no interest in selling the shares of Common Stock that it holds. The Special Committee concluded that the sale of the Company to a third party was not a feasible alternative to the Offer, and that a transaction with the Trust, or continuing the Company as a publicly-traded company, with the Trust remaining as controlling stockholder, were the only alternative available as a practical matter.

Dividends. The Special Committee took into account that, other than the Special Dividend, no dividends have been paid on the Common Stock and it is not expected that dividends will be paid on the Common Stock for the foreseeable future.

Timing of Completion. The Special Committee considered that stockholders who tender shares of Common Stock will receive the Offer Price promptly after consummation of the Offer. Stockholders who do not tender their shares are expected to receive in the Merger the same consideration as that received by the stockholders who do tender their shares in the Offer, and the Trust has stated that it intends to effect the Merger as soon as reasonably practicable after completion of the Offer.

Majority of the Minority Condition. The Special Committee considered that the Offer is subject to the Majority of Minority Condition, which the Trust has indicated in the Offer to Purchase it will not waive. By virtue of this condition, the holders of a majority of the outstanding shares of Common Stock other than those held by the Trust, its affiliates and the other officers and directors of the Company have the authority to decide, by choosing whether or not to tender their shares, whether the Offer should be completed.

90% Condition. The Special Committee considered that the Offer is subject to the 90% Condition, which the Trust has indicated in the Offer to Purchase it will not waive. By virtue of this condition, upon completion of the Offer, the Trust will be able to effect the Merger without any further action by the Company’s directors, stockholders or the Special Committee, resulting in the payment of the cash Offer Price to holders of Common Stock who do not tender their shares in the Offer and who do not exercise dissenter’s rights.

Availability of Dissenter’s Rights. The Special Committee considered that, although not required under Nevada law, stockholders who do not tender shares of Common Stock, or who tender but then withdraw shares of Common Stock, may, under the terms of the Offer to Purchase, exercise statutory dissenter’s rights for a judicial determination of the “fair value” of their shares of Common Stock if the Trust completes the Offer and proceeds with the Merger as described in the Offer to Purchase. Those rights are summarized in the section of this Schedule 14D-9 entitled “Item 8. Additional Information—Dissenter’s Rights.” Chapter 92A of the NRS, which governs dissenter’s rights, is attached hereto as Annex C.

Lack of Liquidity and Low Trading Volume. The Special Committee considered that the Offer and the Merger will provide cash consideration to, and immediate liquidity for, the Unaffiliated Stockholders, whose ability to sell their shares of Common Stock has been adversely affected by the historically low trading volume for the shares of Common Stock and the lack of coverage from investment analysts. The Committee also considered that these factors effectively limit the Company’s ability to use its Common Stock for acquisitions.

Other Terms of the Offer. The Special Committee considered the other terms of Offer and the Merger Agreement, which are described more fully in the section of the Offer to Purchase entitled “The Offer,” including that there are limited conditions precedent to the consummation of the Offer and the Merger and that there is no financing condition for the Offer or the Merger.

Potentially Negative Factors

Loss of Ability to Participate in the Future Growth of the Company. The Special Committee considered the fact that any stockholder who tenders its shares of Common Stock in the Offer or has its shares of Common Stock converted into cash in the Merger would cease to participate in the future earnings or growth, if any, of the Company or benefit from increases, if any, in the value of the Company, including any increases due to a general economic recovery or a recovery in the gaming industry. The Special Committee also considered that such stockholders also would receive the cash Offer Price and would not be exposed to the possibility of future declines in the price at which the shares of Common Stock trade.

Risk the Offer May Not be Completed. The Special Committee considered the risk that the conditions to the Offer may not be satisfied and, therefore, that the Common Stock may not be purchased pursuant to the Offer. The Special Committee considered the risks and costs to the Company if the Offer was not consummated, including the diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships. However, the Committee believes that the risk that the Offer may not be consummated for reasons other than the decisions of holders of shares of Common Stock as to whether to accept the Offer and tender their shares is low due to the limited conditions to the consummation of the Offer, including the lack of a financing condition.

Tax Treatment. The Special Committee was aware that the receipt of the Offer Price will generally be taxable to stockholders. For further details, see “The Offer — Section 5. Certain United States Federal Income Tax Consequences” in the Offer to Purchase. The Special Committee believed that this was mitigated by the fact that the entire consideration payable in the transaction would be cash, providing adequate cash for the payment of any taxes due.

Other Factors

Conflicts of Interest. The Special Committee considered the conflicts of interest of certain Company officers and directors, as described in Item 3 of this Schedule 14D-9.

Going Concern Valuation. While the Special Committee did not establish a specific going concern value of the Company, the Special Committee believed that Duff & Phelps’ valuation methodologies represented potential valuations of the Company as it continues to operate its business, and, to that extent, the Special Committee collectively characterized such analyses as forms of going concern valuations. The Special Committee considered these analyses in the context of the other financial analyses performed by Duff & Phelps in the preparation of its opinion, and, in that regard, such analyses factored into the Special Committee’s fairness determination.

Liquidation Valuation; Net Book Value; Other Factors Not Considered. The Special Committee did not consider the liquidation value of the Company, because the Special Committee considered the Company to be a viable, going concern with its value derived from cash flows from its continuing operations rather than from its assets. However, the Special Committee noted the estimate of the liquidation value of the Company included in the presentation by Duff & Phelps of approximately $8.0 million, or approximately $0.72 per share of Common Stock, The Special Committee did not consider net book value, which an accounting concept, because it believes that net book value does not present a meaningful valuation for the Company and its business since the Company’s value is derived from cash flows generated from continuing operations. The Special Committee noted that the Company’s net book value as of September 30, 2009, calculated by dividing stockholders’ equity by the number of shares of Common Stock outstanding on such date, was $1.43 per share of Common Stock. In addition, the Special Committee did not consider firm offers made by unaffiliated persons during the last two years to acquire all or a substantial part of the Company by merger, asset sale, acquisition of a controlling block of securities or otherwise, as no such firm offers were made during the last two years to the knowledge of the Special Committee. The Special Committee also did not review the purchase prices paid in recent purchases of shares of Common Stock by the Company or any director, officer or affiliate of the Company because, to the Special Committee’s knowledge, there have not been any such transaction in the past 60 days and it did not consider that any transactions that may have occurred prior to the last 60 days to be material to its consideration of the Transaction.

Procedural Fairness

The Special Committee believes that sufficient procedural safeguards were and are present to ensure the procedural fairness of the Offer and the Merger and to permit the Special Committee to represent effectively the interests of the Company and the Unaffiliated Stockholders. These procedural safeguards include the following:

•	the Special Committee is solely comprised of directors who are independent of the Trust and its affiliates, including Yuri Itkis, and are not current or former employees or officers of the Company;

•

the Special Committee met numerous times following the initial announcement by the Trust of its intention to commence a tender offer, and retained and received advice from its independent financial advisor, Duff & Phelps, its independent legal counsel, Cane Clark, and the Company’s legal counsel, Morrison & Foerster;

•

the Special Committee’s arms’ length discussions, with the assistance of Duff & Phelps and counsel, with representatives of the Trust regarding the valuation of the Common Stock, the Offer Price and other terms of the Offer and the Merger, as more fully described above in the section of this Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation—Background of the Offer”;

•

the recognition by the Special Committee that it had no obligation to recommend the Offer or the Merger or any other transaction and could have rejected the Offer and the Merger in its sole discretion;

•	the Offer is subject to the Majority of the Minority and 90% Conditions, which the Trust has stated that it will not waive;

•

the Trust has stated that, if the Offer is completed, it will, as soon as reasonably practicable, acquire all shares of Common Stock not purchased by the Trust in the Offer by way of a “short-form” merger of the Purchaser with and into the Company, in which those shares of Common Stock will be converted into the right to receive the Offer Price, ensuring that the Common Stock does not become readily less marketable due to a decreased public float, or any delisting or deregistration of the Common Stock; and

•

stockholders who do not tender their shares of Common Stock pursuant to the Offer and who follow the prescribed procedure (as described below in the section of this Schedule 14D-9 entitled “Item 8. Additional Information—Dissenter’s Rights”) will have the right, voluntarily provided by the Trust, to demand a judicial determination of the fair value of their shares under dissenter’s rights provisions of the NRS.

The Special Committee was also aware of the conflict of interest of Yuri Itkis and, although not a participant in making the Offer, the potential conflict of interest Boris Itkis serving on the Board of Directors of the Company as well as the potential conflicts of the members of Company management who are expected to continue their employment with the Company after the completion of the Tender Offer and the Merger. The Special Committee believes that the process of using a special committee of directors without any significant relationships with the Trust and its affiliates, including Yuri Itkis (other than their status as directors of the Company) is a well established mechanism to manage this issue.

Given the procedural safeguards described above, the Special Committee did not consider it necessary to retain, and did not retain, an unaffiliated representative to act solely on behalf of the Company’s Unaffiliated Stockholders for purposes of negotiating the terms of the Offer and the Merger or preparing a report concerning the fairness of the transaction.

The foregoing discussion of the information, reasons and factors that the Special Committee considered includes the material information, reasons and factors considered by the Special Committee, but is not intended to be exhaustive. The Special Committee did not find it practicable and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the Special Committee viewed its determination and recommendation as being based on the totality of the information presented to and considered by the Special Committee. In addition, each member of the Special Committee may have given different weights to different factors. Throughout its deliberations, the Special Committee received the advice of its legal and financial advisors who were retained to advise the Special Committee in connection with the Offer and related matters.

Financial Projections

The Company does not publicly disclose forecasts of future financial performance, earnings or other results and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. Company management provided Duff & Phelps with its 2010 budget which contained financial projections for the fiscal years ended December 31, 2009 and December 31, 2010. Company management also provided Duff & Phelps with critical assumptions that were used by Duff & Phelps to compile financial projections for fiscal years 2011 through 2019, which were reviewed by FortuNet management (such combined financial projections for the fiscal years ended December 31, 2009 through 2019 are referred to as the “Financial Projections”). Duff & Phelps did not verify the accuracy of the assumptions of Company management on which the financial projections were based. The Financial Projections assumed that FortuNet’s revenue would grow at a 2.5% compound annual rate between 2010 and 2019, and eliminated the costs associated with FortuNet remaining a publicly-traded company as estimated by FortuNet management, as well as the income generated by FortuNet’s cash and investment securities, as these assets were valued separately by Duff & Phelps in its analysis. A summary of the Financial Projections is set forth below.

Financial Projections

(dollars in thousands)

	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	10-Year CAGR
Revenue	$16,105	$16,615	$17,031	$17,456	$17,893	$18,340	$18,799	$19,269	$19,750	$20,244	$20,750	2.6%
Growth	0.5%	3.2%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%
EBITDA	4,594	4,647	4,763	4,882	5,004	5,129	5,257	5,389	5,524	5,662	5,803	2.4%
EBITDA Margin	28.5%	28.0%	28.0%	28.0%	28.0%	28.0%	28.0%	28.0%	28.0%	28.0%	28.0%

Earnings Before Interest and Taxes		2,332	2,712	2,793	2,875	2,960	3,047	3,223	3,406	3,595	3,698
Pro Forma Cash Taxes @ 30%		(700)	(814)	(838)	(863)	(888)	(914)	(967)	(1,022)	(1,078)	(1,109)

Net Operating Profit After Tax		1,632	1,898	1,955	2,013	2,072	2,133	2,256	2,384	2,516	2,588

Depreciation		2,315	2,051	2,089	2,129	2,169	2,210	2,166	2,118	2,067	2,106
Capital Expenditures		(3,000)	(1,733)	(1,771)	(1,810)	(1,851)	(1,892)	(1,934)	(1,978)	(2,022)	(2,068)
(Increase) Decrease in Working Capital		(97)	(79)	(81)	(83)	(85)	(87)	(89)	(92)	(94)	(96)

Free Cash Flow		850	2,138	2,192	2,248	2,305	2,364	2,398	2,433	2,467	2,530

In addition, Duff & Phelps compiled an additional set of financial projections (the “High Case Projections”), which were identical to the Financial Projections except that the assumed compound annual growth rate between 2010 and 2019 was increased to 3.0%. A summary of the High Case Projections is set forth below.

High Case Projections

(dollars in thousands)

	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	10-Year CAGR
Revenue	$16,105	$16,615	$17,114	$17,627	$18,156	$18,701	$19,262	$19,839	$20,435	$21,048	$21,679	3.0%
Growth	0.5%	3.2%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
EBITDA	4,594	4,647	4,786	4,930	5,078	5,230	5,387	5,548	5,715	5,886	6,063	2.8%
EBITDA Margin	28.5%	28.0%	28.0%	28.0%	28.0%	28.0%	28.0%	28.0%	28.0%	28.0%	28.0%

Earnings Before Interest and Taxes		2,332	2,728	2,825	2,925	3,029	3,135	3,334	3,542	3,758	3,886
Pro Forma Cash Taxes @ 30%		(700)	(818)	(848)	(878)	(909)	(941)	(1,000)	(1,062)	(1,127)	(1,166)

Net Operating Profit After Tax		1,632	1,909	1,978	2,048	2,120	2,195	2,334	2,479	2,631	2,720

Depreciation		2,315	2,058	2,105	2,152	2,201	2,252	2,214	2,173	2,128	2,177
Capital Expenditures		(3,000)	(1,740)	(1,786)	(1,834)	(1,883)	(1,934)	(1,986)	(2,039)	(2,094)	(2,151)
(Increase) Decrease in Working Capital		(97)	(95)	(98)	(101)	(104)	(107)	(110)	(113)	(117)	(120)

Free Cash Flow		850	2,133	2,198	2,265	2,335	2,406	2,453	2,500	2,548	2,626

The Financial Projections and the High Case Projections set forth above were prepared for internal use and not prepared with a view to public disclosure and are being included in this Schedule 14D-9 only because such information was provided to the Special Committee and was utilized by Duff & Phelps in performing its financial analysis for the Special Committee. Neither the Financial Projections nor the High Case Projection were prepared with a view to compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Financial Projections nor the High Case Projections purport to present operations in accordance with U.S. generally accepted accounting principles, and the Company’s registered public accounting firm has not examined, compiled or otherwise applied procedures to the Financial Projections or the High Case Projections and accordingly assumes no responsibility for them. The material assumptions in the Financial Projections were provided by the management of the Company. The inclusion of the Financial Projections and the High Case Projections in this Schedule 14D-9 should not be regarded as an indication that such projections will be predictive of actual future results, and the Financial Projections and High Case Projections should not be relied upon as such. No representation is made by the Company or any other person to any security holder of the Company regarding the ultimate performance of the Company compared to the information contained in the Financial Projections or the High Case Projections set forth above. Although presented with numerical specificity, the Financial Projections and High Case Projections are not fact and reflect numerous assumptions and estimates as to future events made by the Company’s management that the Company’s management believed were reasonable at the time the Financial Projections and High Case Projections were prepared and other factors such as industry performance and general business, economic, regulatory, market and financial conditions, as well as factors specific to the Company’s business, all of which are difficult to predict and many of which are beyond the control of the Company’s management. In addition, the Financial Projections and High Case Projections do not take into account any circumstances or events occurring after the date that they were prepared and, accordingly, do not give effect to the Offer or the Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Offer and the Merger, except that, as described above, the Financial Projections and High Case Projections do take into consideration the elimination of expenses associated with being a public company. Further, the Financial Projections and High Case Projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context. Accordingly, there can be no assurance that the Financial Projections or the High Case Projections will be realized, and actual results may be materially greater or less than those reflected in the Financial Projections. Neither the Company nor Duff & Phelps intend to update or otherwise revise the Financial Projections, the High Case Projections or the assumptions contained therein to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Financial Projections or High Case Projections are shown to be in error. The Financial Projections and the High Case Projections are forward-looking statements. These statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Information on other important potential risks and uncertainties not discussed herein may be found in the Company’s filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2008, its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2009, June 30, 2009 and September 30, 2009, its Current Report on Form 8-K filed with the SEC on October 22, 2009, as well as the discussion herein under “Item 8. Additional Information—Forward-Looking Statements.”

Opinion of Duff & Phelps, LLC

Pursuant to an engagement letter dated December 10, 2009, the Special Committee retained Duff & Phelps, to act as its independent financial advisor in connection with the Offer. The Special Committee retained Duff & Phelps based on Duff & Phelps’ qualifications, experience and reputation, including its experience in the valuation of businesses and their securities and experience with companies in the gaming industry. Duff & Phelps is a nationally recognized investment banking firm that is regularly engaged in providing financial advisory services, including fairness opinions and valuation advice in connection with mergers and acquisitions, leveraged buyouts, business and securities valuations for a variety of financial reporting, regulatory and planning purposes, recapitalizations, financial restructurings and private placements of debt and equity securities.

On January 21, 2010, Duff & Phelps delivered a written presentation and an opinion to the Special Committee that, as of that date, and based upon and subject to the assumptions, limitations and qualifications contained in its opinion, the $2.25 Offer Price to be received in the Transaction was fair, from a financial point of view, to the stockholders of FortuNet other than the Trust and its affiliates.

The full text of Duff & Phelps’ written opinion, dated January 21, 2010, which sets forth, among other things, certain assumptions made, certain matters considered, and certain limitations on the review undertaken in connection with the opinion, is attached as Annex B and is incorporated herein by reference. The opinion expressed by Duff & Phelps was provided for the information and assistance of the Special Committee in connection with its consideration of the Transaction, and such opinion does not constitute a recommendation as to any action that any stockholder of FortuNet should take in connection with the Offer and is not a recommendation as to whether or not any stockholder should tender their shares in connection with the Offer or how any stockholder otherwise act in connection with the Offer. We urge you to read that opinion carefully and in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review undertaken in arriving at that opinion.

THE DUFF & PHELPS WRITTEN OPINION AND WRITTEN PRESENTATION DO NOT ADDRESS THE TRUST’S UNDERLYING BUSINESS DECISION TO EFFECT THE OFFER OR THE SPECIAL COMMITTEE’S UNDERLYING BUSINESS DECISION TO RECOMMEND THE OFFER, NOR DOES IT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER THEY SHOULD TENDER THEIR SHARES. DUFF & PHELPS WAS NOT ASKED TO, AND DID NOT, EXPRESS ANY OPINION AS TO: (i) THE FAIRNESS OF ANY ASPECT OF THE OFFER OTHER THAN THE OFFER PRICE, (ii) THE TAX OR LEGAL CONSEQUENCES OF THE OFFER, OR (iii) THE REALIZABLE VALUE OF FORTUNET’S SHARES OR THE PRICES AT WHICH FORTUNET’S SHARES MAY TRADE.

The material set forth below summarizes the material financial and comparative analyses performed by Duff & Phelps, but does not purport to be a complete description of the financial analyses performed by Duff & Phelps or the data considered by it in connection with its opinion. The preparation of a financial opinion involves various subjective determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to particular circumstances. In arriving at its opinion, Duff & Phelps utilized a number of analytical methodologies. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the strengths and weaknesses of any particular technique. While the conclusions reached in connection with each analysis were considered carefully by Duff & Phelps in arriving at its opinion, Duff & Phelps did not consider it practicable to, nor did it attempt to, assign relative weights to the individual analyses and specific factors considered in reaching its opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken, as a whole, and also on application of Duff & Phelps’ own experience and judgment. No one method of analysis should be regarded as critical to the overall conclusion. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole, and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion.

The basis and methodology for Duff & Phelps’ opinion were designed specifically for the express purposes of the Special Committee and may not translate to any other purposes. Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of FortuNet’s solvency or of any specific assets or liabilities (contingent or otherwise). Duff & Phelps’ opinion should not be construed as a credit rating, solvency opinion, an analysis of FortuNet’s credit worthiness or otherwise as legal, tax or accounting advice. Duff & Phelps was not requested to, and did not, initiate any discussions with, or solicit any indications of interest from, third parties with respect to the any transaction, the assets, businesses or operations of FortuNet or any alternatives to the Transaction. The opinion did not address the fairness of the Transaction to any specific stakeholder of FortuNet or the fairness of the contemplated procedures for effectuating the Transaction. In addition, Duff & Phelps did not express any opinion as to the market price or value of the Common Stock after any announcement concerning the Transaction or the amount, nature or fairness of any compensation to be received by any of FortuNet’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the public stockholders of FortuNet in the Transaction. Duff & Phelps’ opinion should not be construed as creating any fiduciary duty on Duff & Phelps’ part to any party.

In connection with its opinion, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis included, but were not limited to, the following:

1. Duff & Phelps discussed the operations, financial condition, future prospects and projected operations and performance of FortuNet and the Transaction with FortuNet management;

2. Duff & Phelps reviewed certain publicly available financial statements and other business and financial information of FortuNet;

3. Duff & Phelps reviewed certain internal financial statements and other financial and operating data concerning FortuNet, which FortuNet identified as being the most current financial statements available;

4. Duff & Phelps reviewed certain financial forecasts prepared by management of FortuNet;

5. Duff & Phelps reviewed the Offer to Purchase for Cash All Outstanding Shares of Common Stock of FortuNet, Inc. at $2.25 Per Share by the Gaming Trust and YI Acquisition filed as Exhibit 99(a)(1)(i) to the Schedule TO-T of the Trust filed on January 15, 2010 with the Securities and Exchange Commission;

6. Duff & Phelps reviewed the historical trading price and trading volume of the Common Stock and the publicly traded securities of certain other companies Duff & Phelps deemed relevant;

7. Duff & Phelps compared the financial performance of FortuNet and the prices and trading activity of the Common Stock with those of certain other publicly traded companies Duff & Phelps deemed relevant;

8. Duff & Phelps compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of certain other business combination transactions Duff & Phelps deemed relevant; and

9. Duff & Phelps conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

No limits were placed on Duff & Phelps by FortuNet or the Special Committee in terms of the information to which it had access or the matters it could consider.

In performing its analyses and rendering this Opinion with respect to the Offer, Duff & Phelps:

1. relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including FortuNet management, and did not verify such information;

2. assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same;

3. assumed that the face value of the auction rate securities on FortuNet’s most recent balance sheet approximates fair value;

4. assumed, without verification, that the final versions of any documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

5. assumed, without verification, that all information supplied to Duff & Phelps and information and statements made in the Offer were substantially accurate;

6. assumed that all of the conditions required to implement the Transaction will be satisfied and that the Transaction will be completed in accordance with the Offer without any amendments thereto or any waivers of any terms or conditions thereof;

7. relied upon the fact that the Special Committee, FortuNet and the Trust have been advised by counsel as to all legal matters with respect to the Transaction, including whether all procedures required by law to be taken in connection with the Transaction have been duly, validly and timely taken; and

8. assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on FortuNet or the contemplated benefits expected to be derived in the Transaction.

Duff & Phelps also made numerous assumptions with respect to the industry outlook, general business and other conditions and matters, many of which are beyond the control of FortuNet and Duff & Phelps. Duff & Phelps took into account its experience in securities and business valuation, in general, and with respect to transactions similar to the Transaction in particular. Duff & Phelps has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion which may come or be brought to the attention of Duff & Phelps after January 21, 2010. To the extent that any of the assumptions or facts on which Duff & Phelps’ opinion is based proves to have been untrue in any material respect, its opinion cannot and should not be relied upon.

Duff & Phelps’s analyses and estimates of values were not, and did not purport to be, appraisals or otherwise reflective of the prices at which businesses or their securities could actually be bought or sold. The preparation of a fairness opinion necessarily requires a broad range of subjective judgments with respect to appropriate selected public companies, appropriate multiples of various selected financial data, appropriate discount rates and other financial and other factors. The range of valuation indications resulting from any particular analysis or technique described above should not be taken to be Duff & Phelps’s view of the valuation of FortuNet. Any estimates contained in these analyses were and are inherently subject to uncertainty, and actual values or results may be significantly more or less than those suggested by these analyses. Accordingly, Duff & Phelps’ opinion did not address the prices at which FortuNet’s common stock will trade after the Offer.

Duff & Phelps’ opinion was not a recommendation as to how the Special Committee or any stockholder should vote or act with respect to any matters relating to the Offer, or whether to proceed with the Transaction or any related transaction. Furthermore, Duff & Phelps did not address the relative merits of the Offer and any other transactions or business strategies discussed by the Special Committee as alternatives to the Offer. Accordingly, the Opinion does not indicate that the consideration to be received is the best possibly attainable under any circumstances; instead, it merely states whether the consideration to be received in the Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Offer or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which Duff & Phelps’ opinion is based. As a result, the opinion and presentation of Duff & Phelps was only one of many factors taken into consideration by the Special Committee in making its determination with respect to the Offer.

Although these paragraphs include some information in tabular format, those tables are not intended to stand alone, and must be read together with the full text of each summary and the limitations and qualifications in the opinion.

Valuation Analysis

Among other matters considered, Duff & Phelps’ analysis included a valuation analysis of FortuNet using generally accepted valuation methodologies.

Discounted Cash Flow Analysis.

A discounted cash flow (“DCF”) analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

Duff & Phelps performed DCF analyses using both the Financial Projections and High Case Projections. These projections are described above in the section of this Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation—Financial Projections.” In its DCF analysis, Duff & Phelps, using both the Financial Projections and High Case Projections, first calculated the projected free cash flows for each of the years 2010 through 2019 by subtracting the estimated cash used for taxes, capital expenditures, and changes in working capital from the projected Earnings Before Interest & Taxes (EBIT). All of the assumptions used to determine free cash flow, including a 30% tax rate, were provided by FortuNet management. Duff & Phelps also calculated a terminal value for FortuNet of between $17.9 to $22.5 million by capitalizing the expected cash flows after 2019 based on long-term annual growth estimated by FortuNet management ranging from 2.5% (in the Financial Projections) to 3.0% (in the High Case Projections).

Duff & Phelps then discounted the sum of the projected free cash flows for 2010 through 2019 and the terminal value for FortuNet by the weighted average cost of capital (“WACC”) ranging from 15.0% to 17.0%. FortuNet’s WACC was based on a target capital structure, required equity rates of returns derived from the companies in the selected public company analysis, and an estimate of the long term cost of debt for FortuNet based on the target capital structure. The WACC reflected the relative risk associated with the projected free cash flow as well as the rates of return that security holders could expect to realize on alternative investment opportunities.

Based on this analysis, after adding the value of FortuNet’s cash and investment securities based on face value, Duff & Phelps estimated that FortuNet’s total enterprise value ranged from $14.25 million to $17.15 million.

The DCF analysis, like each other analytical technique used by Duff & Phelps, has inherent strengths and weaknesses. The range of valuation indications resulting from any particular technique, including the DCF analysis, should not be taken in isolation to be Duff & Phelps’s view of the valuation for FortuNet. Accordingly, the valuation range derived from the DCF analysis is not necessarily indicative of FortuNet’s present or future value or results.

Market Approach.

Duff & Phelps also used a market approach, which consists of applying valuation multiples to certain financial variables of FortuNet, using multiples based on valuation metrics derived from an analysis of selected public companies as well as selected merger and acquisition transactions.

Selected Public Company Analysis. Duff & Phelps selected six publicly traded companies that operate in the gaming equipment industry. The six companies consisted of Bally Technologies, Inc., GameTech International Inc. (“GameTech”), International Game Technology, Multimedia Games, Inc., Shuffle Master Inc., and WMS Industries, Inc. No company considered in this analysis is identical to FortuNet. The selected public company analysis involves complex and subjective considerations and judgments. Mathematical analysis alone, such as determining the mean or median, is not in itself a meaningful method of using selected public company data.

In selecting multiples, Duff & Phelps focused on GameTech, as the only public company that competes directly with FortuNet, as well as all of the selected public companies taken as a group, representing the broader gaming equipment industry. When selecting appropriate multiples to apply to the Net Income, EBIT and EBITDA of FortuNet, Duff & Phelps’ used a qualitative and quantitative assessment of FortuNet relative to the selected public companies based on historical financial performance, expected future performance, financial strength, size, the competitive nature of the industry, and markets served, among other factors. Duff & Phelps noted that FortuNet commands a significantly lower valuation multiple than the median multiple derived from the selected public companies due to, among other factors, its significantly smaller size relative to the selected public companies and significantly weaker growth prospects. At the time of the opinion, FortuNet’s had LTM revenues of $16.1 million and reported EBITDA of $4.3 million compared to LTM revenues ranging from $127 million to $2.1 billion, with a median of $720 million, and LTM EBITDA ranging from $55 million to $713 million, with a median of $232 million, for the selected public companies, excluding GameTech, while GameTech’s LTM revenue was $50 million and its LTM EBITDA was $11 million. FortuNet management projected long-term compound annual earnings growth for FortuNet of 2.5%, while analysts projected five year compound annual earnings growth rates of 14.8% to 27.5% for the selected public companies excluding GameTech, and 10.0% for GameTech.

The table below summarizes certain valuation metrics for the selected public companies which were analyzed by Duff & Phelps.

SELECTED PUBLIC COMPANY ANALYSIS

(dollars in millions)

COMPANY INFORMATION	MARKET DATA			Stock Price as a Multiple of		Enterprise Value as a Multiple of
Company Name	Stock Price on 1/15/10	% of 52-Wk High	EV	LTM EPS	2010 EPS	LTM EBITDA	2010 EBITDA	LTM EBIT	2010 EBIT
Bally Technologies, Inc.	$45.00	100.8%	$2,753	20.5x	17.1x	9.7x	8.8x	13.2x	11.2x
GameTech International Inc.	1.37	68.5	42	NM	3.7	3.7	3.3	14.8	7.7
International Game Technology	20.29	88.0	8,033	26.4	22.4	11.3	9.5	18.4	14.7
Multimedia Games Inc.	5.70	88.6	218	NM	NM	4.0	3.2	NM	NM
Shuffle Master Inc.	9.48	97.3	593	NM	23.2	10.8	8.9	18.8	16.4
WMS Industries Inc.	43.46	88.9	2,525	27.6	21.5	10.9	9.1	17.6	13.8
	Mean	88.7%	$2,361	24.8x	17.6x	8.4x	7.1x	16.6x	12.7x
	Median	88.8%	$1,559	26.4x	21.5x	10.3x	8.8x	17.6x	13.8x

Note 1: Projections as of calendar year, with the exception of GameTech which is as of its fiscal year end, November 1, 2010.

Note 2: GameTech 2010 P/E multiple adjusted to exclude cash and estimated interest income.

LTM = Latest Twelve Months

CAGR = Compounded Annual Growth Rate

Enterprise Value = (Market Capitalization) + (Debt + Preferred Stock + Minority Interest) - (Cash & Equivalents)

EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization

Source: Bloomberg, Capital IQ, SEC filings

Application of Selected Multiples. Duff & Phelps selected valuation multiples to apply to FortuNet’s LTM and projected 2010 EBITDA of 4.0x, LTM and projected 2010 EBIT of 7.0x, and LTM and projected 2010 net income, excluding interest and investment income, of 11.0x.

In its determination of FortuNet’s adjusted levels of LTM and projected 2010 EBITDA, EBIT and net income, Duff & Phelps excluded public company costs based on estimates of these costs provided by FortuNet management. Furthermore, Duff & Phelps did not include any income earned on cash or investments in the net income calculation, as cash and investments were valued and added back separately.

The selected multiples were then applied to adjusted levels of EBIT, EBITDA and Net Income resulting in total enterprise value indications for FortuNet ranging from $16.3 million to $20.0 million.

Selected Transactions Analysis. Duff & Phelps identified 12 relevant gaming and entertainment industry transactions announced since January 21, 2005 for which adequate information was available to derive valuation multiples. These transactions were:

SELECTED TRANSACTIONS

(dollars in millions)

Date Announced	Target Name	Acquirer Name	LTM Revenue	EBITDA Margin	EV / Revenue	EV / EBITDA	P/E
4/30/08	Sanwa Denshi Co. Ltd.	Kyosha Co. Ltd.	JPY1,150.0	NA	0.43x	NA	NA

3/4/08	Cyberview Technology, Inc.	International Game Technology	£26.5	3.3%	1.14x	34.1x	NM

2/1/08	Boss Media AB	Medströms Invest AB; GTECH Corporation	$312.3	34.0%	3.38x	9.9x	33.3x

5/1/07	Oberthur Gaming Technologies Corp.	Scientific Games Corp.	$125.7	NA	0.82x	NA	NA

10/30/06	Empire Interactive plc	Silverstar Holdings Ltd.	$21.2	-8.3%	0.73x	NM	NA

8/30/06	Summit Amusement & Distributing, Ltd.	GameTech International Inc.	$25.0	NA	1.59x	NA	NA

7/25/06	Radica Games Ltd.	Mattel Inc.	$148.7	8.0%	1.25x	15.6x	19.2x

6/15/06	Venture Catalyst, Inc.	International Game Technology	$9.9	2.9%	1.48x	NM	NM

1/10/06	GTECH Holdings Corp.	Lottomatica S.p.A	$1,274.4	39.1%	3.72x	9.5x	23.4x

11/14/05	StarGames Pty. Limited	Shuffle Master Inc.	$71.4	15.6%	2.16x	13.9x	22.1x

6/10/05	XN Checkout Holdings plc	Torex Retail PLC	$33.2	11.5%	3.88x	33.8x	NA

1/21/05	Virtgame Corp.	Mikohn Gaming Corp.	$0.4	NM	NM	NM	NA
			High	39.1%	3.88x	34.1x	33.3x
			Low	-8.3%	0.43x	9.5x	19.2x

			Mean	13.3%	1.87x	19.5x	24.5x
			Median	9.8%	1.48x	14.7x	22.8x

Source: Capital IQ and company filings

No transaction utilized in these precedent transactions analysis was identical to the Transaction, including timing or size, nor was any company identical to FortuNet and, accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning FortuNet’s financial and operating characteristics and other factors that would affect the acquisition value of companies to which FortuNet’s is being compared. In evaluating the precedent transactions, Duff & Phelps made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond FortuNet’s control, such as the impact of competition on FortuNet’s and the industry generally, industry growth and the absence of any adverse material change in FortuNet’s financial condition and prospects or that of the industry or in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using precedent transaction data.

Duff & Phelps noted that it did not derive a valuation estimate directly from the M&A transaction analysis, but rather that the implied valuation multiples for the targets in these transactions were used to check the reasonableness of Duff & Phelps’ selected multiples as part of the selected public company analysis and the values implied by the discounted cash flow analysis described above.

The market analysis, like each other analytical technique used by Duff & Phelps, has inherent strengths and weaknesses. The range of valuation indications resulting from any particular technique, including the market analysis, should not be taken in isolation to be Duff & Phelps’s view of the valuation for FortuNet. Accordingly, the valuation range derived from the market analysis is not necessarily indicative of FortuNet’s present or future value or results.

Historical Stock Trading and Premium Analysis

Historical Stock Trading Analysis. Duff & Phelps reviewed the historical trading prices and volume of FortuNet’s common stock over the twelve months ended January 15, 2010. In particular, Duff & Phelps observed that FortuNet’s common stock has limited liquidity, with daily trading averaging approximately 72,000 shares per day over the preceding twelve months, which represented 2.3% of FortuNet’s public float.

Premium Analysis. Based on the limited public float and liquidity in FortuNet’s common stock, the absence of analyst coverage, and the lack of institutional investor support, Duff & Phelps observed that FortuNet’s market price may not necessarily reflect the underlying intrinsic value of FortuNet. Therefore, the premium implied by the Offer Price, relative to FortuNet’s publicly traded common stock price, may not be comparable to premiums offered for public companies with larger market capitalizations and more liquidity in their stock. Nonetheless, Duff & Phelps assessed the premium implied by the Offer Price relative to the public trading price of FortuNet common stock, and the size of that premium relative to premiums paid in the overall public company M&A market, public-to-private transactions and transactions involving majority shareholder purchases of the remaining shares outstanding in a going private transaction. Duff & Phelps observed the following:

•

The median premiums (excluding transactions involving discounts) paid in controlling interest transactions in each of years 2005 through 2009 (approximately 3,600 transactions in total) ranged from 20.5% to 35.0% measured one day prior to announcement; from 22.9% to 37.8% measured one week prior to announcement; and from 26.8% to 45.3% measured four weeks prior to announcement.

•

The median premiums paid in public to private transactions where the majority shareholder purchased all of the remaining shares outstanding over the past five years (approximately 70 transactions in total) was 17.1% measured one day before announcement, 17.9% measured one week prior to announcement; and 24.0% measured four weeks prior to announcement.

•

The median premiums paid in public to private transactions (e.g. transactions where a public company was acquired by a private entity) over the past five years (approximately 675 transactions in total) was 19.9% measured one day before announcement, 21.8% measured one week prior to announcement; and 24.7% measured four weeks prior to announcement.

•

Duff & Phelps’ analysis indicated that the premium represented by the Offer Price, relative to the FortuNet’s closing Common Stock prices one day, one week, and four weeks prior to the date of the November Press Release announcing the Trust’s intention to commence a tender offer, was 75.8%, 71.8%, and 84.4%, respectively, which compares favorably to the premiums observed in the public company mergers and acquisitions market.

Premiums Paid Analysis—Controlling Interest Transactions

	2005	2006	2007	2008	2009	FortuNet Implied Premiums
	Median Premiums Including Discounts
Median Premium
One-Day Before Announcement Date %	16.5%	17.0%	16.8%	24.8%	24.6%	75.8%
One-Week Before Announcement Date %	18.7%	19.7%	19.3%	28.3%	26.9%	71.8%
Four-Weeks Before Announcement Date %	23.8%	23.7%	22.8%	27.8%	35.5%	84.4%

	Median Premiums Excluding Discounts
Median Premium
One-Day Before Announcement Date %	20.5%	20.8%	20.8%	31.6%	35.0%	75.8%
One-Week Before Announcement Date %	22.9%	23.4%	23.9%	36.4%	37.8%	71.8%
Four-Weeks Before Announcement Date %	28.1%	26.8%	28.3%	38.3%	45.3%	84.4%

Notes:

Source: Capital IQ

Premiums Paid Analysis—Going Private Transactions—Last 5 Years

	Majority Shareholder Purchases Remaining Outstanding Shares			Public-to-Private Transactions
	One-Day Before Announcement Date %	One-Week Before Announcement Date %	Four-Weeks Before Announcement Date %	One-Day Before Announcement Date %	One-Week Before Announcement Date %	Four-Weeks Before Announcement Date %
Overall Median	17.1%	17.9%	24.0%	19.9%	21.8%	24.7%
Overall Mean	25.9%	26.1%	39.1%	33.9%	34.2%	39.0%

Fortunet Implied $2.25 Offer Premiums	75.8%	71.8%	84.4%	75.8%	71.8%	84.4%

Notes:

Transactions announced, closed, or effective from 12/31/2004 to 1/12/2010

Source: Capital IQ

The premiums paid analysis, like each other analytical technique used by Duff & Phelps, has inherent strengths and weaknesses. The range of valuation indications resulting from or implied by any particular technique, including the historical trading patterns, should not be taken in isolation to be Duff & Phelps’s view of the valuation for FortuNet. Accordingly, the premiums paid in other transactions are not necessarily indicative of FortuNet’s present or future value or results.

Valuation Analysis Conclusions

Duff & Phelps utilized its valuation analysis to derive concluded indications of FortuNet’s enterprise value ranging from $15.3 million to $18.6 million, as summarized below. After adding to this FortuNet’s cash and cash equivalents balance of $3.65 million and auction rate securities, which were assumed to have a fair value that approximates their face value of $3.0 million, Duff & Phelps concluded upon a range of total equity value for FortuNet from $21.95 million to $25.25 million, as compared with the total equity value of $24.87 million implied by the Offer Price. Based on 11,054,011 outstanding shares of common stock, Duff & Phelps’ analysis implied a range of values from $1.99 per share to $2.28 per share, as compared with the Offer Price of $2.25 per share. Duff & Phelps observed that its analysis supported a determination of fairness from a financial point of view.

Duff & Phelps Valuation Conclusions

($ in thousands)								Offer Price
		Low		Midpoint		High
Discounted Cash Flow Analysis		$14,250		$15,300		$17,150
Market Approach		$16,300		$18,150		$20,000

Enterprise Value Conclusion		$15,300		$16,750		$18,600		$18,222

Plus: Cash and Cash Equivalents [1]		3,650		3,650		3,650		3,650
Plus: Investment Securities (Long-Term) [1]		3,000		3,000		3,000		3,000

Equity Value		$21,950		$23,400		$25,250		$24,872

Per Share—11,054,011 fully diluted shares		$1.99		$2.12		$2.28		$2.25

Implied Multiples (Excluding Public Costs) [2]
2010 EBITDA	$4,647	3.3	x	3.6	x	4.0	x	3.9	x
2010 EBIT	$2,332	6.6	x	7.2	x	8.0	x	7.8	x
2010 Net Income [3]	$1,632	9.4	x	10.3	x	11.4	x	11.2	x

Implied Multiples (Including Public Costs) [2]
2010 EBITDA	$4,163	3.7	x	4.0	x	4.5	x	4.4	x
2010 EBIT	$1,848	8.3	x	9.1	x	10.1	x	9.9	x
2010 Net Income [3]	$1,294	11.8	x	12.9	x	14.4	x	14.1	x

[1]	12/31/2009 estimated balance sheet provided by Company management.
[2]	Public costs include accounting, legal, and professional services, directors fees and other public company related costs. Public costs were estimated by Company management at $484k for 2010.
[3]	Represents tax-effected operating income, excluding interest and investment income. Cash and investment securities excluded from the P/E multiple calculation.

Other

The issuance of Duff & Phelps’s opinion was approved by its fairness opinion review committee. Prior to its engagement in connection with the Offer, Duff & Phelps has not provided advisory services to FortuNet. Duff & Phelps has not had any material relationship with any party to the Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation contemplated.

Fees and Expenses

Pursuant to a letter agreement dated December 10, 2009, the Company paid Duff & Phelps a cash retainer fee of $65,000. The Company also agreed to pay Duff & Phelps a cash fee of $65,000 upon notification from Duff & Phelps that it was prepared to deliver a fairness opinion, and cash fees based upon Duff & Phelps’ standard hourly rates for certain additional services that Duff & Phelps might be called upon to perform. As of the date hereof, Duff & Phelps had not performed and not been paid for any such additional services. The Company also agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expenses incurred in connection with its engagement, not to exceed $5,000 without the Company’s prior consent, including the reasonable fees and expenses of counsel retained by Duff & Phelps, and to indemnify Duff & Phelps, its affiliates, and each of their respective directors, officers, attorneys and other agents, stockholders, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Duff & Phelps’ engagement.

(c) Intent to Tender. To the Special Committee’s knowledge after reasonable inquiry, all of FortuNet’s non-employee directors currently intend to tender all shares of Common Stock held of record or beneficially by them in the Offer. Mr. Boris Itkis has indicated to the Special Committee that he intends to tender his shares of

Common Stock in the Offer. Messrs. Jacques and Coronel have indicated that they do not intend to tender their shares of Common Stock in the Offer, but rather intend to await the outcome of the Offer, and if the Majority of the Minority Condition is satisfied and the Offer is consummated, they will receive an amount of cash equal to the Offer Price for their shares of Common Stock in the Merger.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

The Special Committee retained Duff & Phelps pursuant to a letter agreement, dated December 10, 2009. This letter agreement, including the compensation to be paid to Duff & Phelps, is summarized in the section of Item 4(b), above, entitled “Opinion of Duff & Phelps—Fees and Expenses,” and is incorporated herein by reference.

The Special Committee also retained Cane Clark LLP to act as legal advisor to the Special Committee, and Morrison & Foerster LLP to act as legal advisor to the Company and Special Committee, in connection with the Offer and the Stockholder Litigation.

Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

Expenses

Whether or not the Offer is consummated, the Company will incur its own fees and expenses (including the compensation and expenses paid to members of the Special Committee, and the Special Committee’s legal and financial advisors). The Company will not pay any of the fees and expenses to be incurred by the Trust.

The following table presents the estimated fees and expenses incurred by the Company (including the Special Committee) in connection with the Offer.

Description	Amount Paid or to be Paid
Special Committee member fees	$60,000
Independent financial advisor fees	$130,000
Legal fees and expenses	$400,000
Miscellaneous expenses (including printing and mailing expenses and the out-of-pocket expenses of the independent financial advisor and the Special Committee members)	$40,000
Total	$630,000

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Common Stock have been effected during the past 60 days by the Company, or to the best of the Special Committee’s knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

Except as set forth in the Schedule 14D-9, to the best of the Special Committee’s knowledge, none of FortuNet, its executive officers, directors or affiliates (other than the Trust) have made any public recommendation with respect to the Offer. Each member of the Special Committee has informed the Board that he or she intends to tender in the Offer all shares of Common Stock owned by him or her.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Other than as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to (1) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy of the Company, or indebtedness or capitalization of the Company.

Other than as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to, or would result in, one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Dissenter’s Rights

Company stockholders do not have rights of dissent as a result of the Offer. As to the Merger, the NRS generally provides that dissenter’s rights are not applicable if the relevant class or series of stock is, among other things, listed on a national securities exchange. Although the Common Stock is listed on the NASDAQ Capital Market, a national securities exchange, the Trust has stated in the Offer to Purchase that it intends to permit stockholders who do not agree with the Offer Price for their shares of Common Stock in the Merger to elect to exercise statutory rights of dissent by properly following the procedures under the NRS pursuant to which they will be entitled to participate in a legal proceeding in the Eighth Judicial District in Clark County, Nevada to determine the “fair value” of such stockholders’ shares of Common Stock. A summary of the dissenter’s rights applicable to the Merger is contained in the section of the Offer to Purchase entitled “The Offer—Merger and Rights of Dissent; ‘Going Private Rules’—Dissenter’s Rights” which is incorporated herein by reference. Chapter 92A of the NRS, which governs statutory dissenter’s rights, is attached hereto as Annex C.

If any Company stockholder who intends to dissent and follows the proper procedures under Chapter 92A of the NRS fails to perfect, or effectively withdraws or loses his or her rights to dissent as provided in the NRS, such stockholder’s shares of Common Stock will be converted into the right to receive the cash consideration provided in the Merger. A stockholder may withdraw his or her exercising of his or her rights to dissent by delivery to FortuNet of a written withdrawal of the demand under his or her right of dissent and acceptance of the Offer Price.

Nevada Anti-Takeover Laws

FortuNet is incorporated under the laws of the State of Nevada. Nevada has adopted two anti-takeover laws to make the takeover of certain corporations more difficult, namely the Business Combinations Statute (NRS 78.411 to 78.444) and the Control Share Statute (NRS 78.378 to 78.3793). Because, among other reasons, FortuNet had only ten stockholders of record as of December 31, 2009 and the Trust has owned approximately 75% of the outstanding shares of Common Stock since the date of FortuNet’s initial public offering, the Trust stated in the Offer to Purchase that it does not believe, and the Company does not believe, that either takeover law applies to the Offer or the Merger. The Trust stated in the Offer to Purchase that it reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in the Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and if an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Trust might be unable to accept for payment or pay for shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, the Trust may not be obliged to accept for payment or pay for any shares tendered pursuant to the Offer. For more information, see the section of the Offer to Purchase entitled “The Offer—Section 11. Conditions of the Offer” which is incorporated herein by reference.

Regulatory Approvals

The information set forth in the section of the Offer to Purchase entitled “The Offer—Section 14. Certain Legal Matters; Gaming Regulatory Matters” (other than in the subsection thereof entitled “Stockholder Litigation”) is incorporated herein by reference.

Stockholder Litigation

Following the November Press Release describing the Trust’s intention to commence a tender offer for all shares of Common Stock not held by the Trust for $1.70 per share, a putative class action lawsuit was filed by two stockholders of FortuNet against Yuri Itkis, the Trust and FortuNet in District Court, Clark County, Nevada. The complaint in Jungreis v. Yuri Itkis et. al (the “Stockholder Litigation”), which was purported to be brought on behalf of all of the public minority stockholders of FortuNet, generally alleges breaches of fiduciary duty by the defendants, and seeks injunctive relief, damages and attorneys’ fees. Specifically, plaintiffs allege that the Trust’s contemplated offer is not entirely fair to the public minority shareholders and that the Trust is abusing its superior information and controlling stock position to acquire that portion of FortuNet that the Trust does not already own at a discount to FortuNet’s intrinsic value. The complaint seeks to enjoin the transaction contemplated by the proposed tender offer or, in the alternative, damages in an unspecified amount and rescission or recissionary damages in the event that the proposed transaction is consummated.

On December 22, 2009, FortuNet filed a motion to dismiss the complaint as against FortuNet on the grounds that the claims asserted in the complaint were not ripe for adjudication. On December 30, 2009, plaintiffs and FortuNet stipulated to dismiss the complaint as against FortuNet only without prejudice. The complaint remains pending against the remaining defendants. Should the complaint be amended and re-filed to add FortuNet, FortuNet intends to vigorously defend itself.

Provision for Unaffiliated Stockholders

The Company has not made any provisions for Unaffiliated Stockholders access to the Company’s corporate files or to obtain counsel or appraisal services at the Company’s expense.

Availability of Documents

The opinion of Duff & Phelps and its written presentation to the Special Committee are available for inspection and copying at the Company’s principal executive offices during normal business hours by any interested stockholder or representative that has been designated in writing by an interested stockholder. In addition, upon written request by any interested stockholder or representative that has been designated in writing by an interested stockholder, the Company will, at such stockholder’s expense, send such requesting party a copy of Duff & Phelps’ opinion and its written presentation to the Special Committee.

Forward Looking Statements

This Schedule 14D-9 may contain or incorporate by reference certain “forward looking statements” that involve risks and uncertainties. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Often, they include the words “believe,” “continue,” “expect,” “target,” “anticipate,” “intend,” “plan,” “seek,” “estimate,” “potential,” “project,” or words of similar meaning, or future or conditional verbs such as “will,” “will continue to be,” “would,” “should,” “could,” or “may”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: uncertainties as to the consummation of, or timing of consummation of, the Offer and Merger; uncertainties as to how many of the Company’s stockholders will tender their shares of Common Stock in the Offer; the possibility that various closing conditions for the transaction may not be satisfied or waived; any disruptive effects of the Offer and the Merger on the ability of the Company to maintain relationships with employees, customers, distributors, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; and actual or contingent liabilities. Additional information on other important potential risks and uncertainties not discussed herein may be found in the Company’s filings with the SEC including its Annual

Report on Form 10-K for the year ended December 31, 2008 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009, as well as the tender offer documents filed by the Trust on January 15, 2010. Consider these factors carefully in evaluating the forward-looking statements. Except as otherwise required by federal securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned not to place undue reliance on forward-looking statements.

Item 9.	Material to be Filed as Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 15, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed on January 15, 2010).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed on January 15, 2010).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed on January 15, 2010).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed on January 15, 2010).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees” (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed on January 15, 2010).

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed on January 15, 2010).

(a)(1)(G)	Summary advertisement published in The New York Times (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed on January 15, 2010).

(a)(1)(H)	Press release, dated November 23, 2009, issued by the Trust (incorporated by reference to the Schedule TO-C filed by the Trust on November 23, 2009).

(a)(1)(I)	Press release, dated January 15, 2010, issued by the Trust (incorporated by reference to Exhibit (a)(1)(ix) to the Schedule TO filed on January 15, 2010).

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 filed by FortuNet on November 24, 2009).

(a)(2)(B)	Press release, dated November 23, 2009, issued by FortuNet (incorporated by reference to the Schedule 14D-9 filed by FortuNet on November 24, 2009).

(a)(2)(C)	Press release, dated January 27, 2010, issued by FortuNet.

(a)(5)(A)	Complaint of Asher Jungreis and Constantine Giviskes, individually and on behalf of all others similarly situated, against Yuri Itkis, the Yuri Itkis Gaming Trust of 1993 and FortuNet, Inc., Case No. A-09-605118B, filed in the Eighth Judicial District Court in Clark County in the State of Nevada on December 7, 2009 and stipulation to Dismiss Defendant FortuNet, Inc. filed on December 30, 2009 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO filed on January 15, 2010).

(d)(1)	Exempt Employment Agreement between the Company and Jack B. Coronel dated September 9, 2002 (incorporated by reference to the Company’s Registration Statement filed on Form S-1 (File No. 333-128391) filed with the SEC on September 16, 2005).

Exhibit No.	Description

(d)(2)	Amendment No. 1 to Exempt Employment Agreement between FortuNet, Inc. and Jack B. Coronel, dated as of September 9, 2002 (incorporated by reference to the Company’s Registration Statement filed on Form S-1 (File No. 333-128391) filed with the SEC on September 16, 2005).

(d)(3)	Amendment No. 2 to Exempt Employment Agreement between FortuNet, Inc. and Jack B. Coronel, dated as of July 6, 2006 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated April 1, 2006 and filed with the SEC on July 7, 2006).

(d)(4)	Amendment No.3 to Exempt Employment Agreement between FortuNet, Inc. and Jack B. Coronel, dated as of April 1, 2007 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 1, 2007).

(d)(5)	Exempt Employment Agreement between the Company and William R. Jacques dated January 12, 2009.

(d)(6)	Letter from FortuNet, Inc. to Merle Berman dated January 20, 2006 regarding director compensation (incorporated by reference to Exhibit 10.11 to Amendment No. 5 to the Company’s Registration Statement filed on Form S-1 (File No. 333-128391) filed with the SEC on January 24, 2006).

(d)(7)	Letter from FortuNet, Inc. to Harlan W. Goodson dated January 20, 2006 regarding director compensation (incorporated by reference to Exhibit 10.13 to Amendment No. 5 to the Company’s Registration Statement filed on Form S-1 (File No. 333-128391) filed with the SEC on January 24, 2006).

(d)(8)	Amended and Restated Articles of Incorporation of FortuNet, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Company’s Registration Statement filed on Form S-1 (File No. 333-128391) filed with the SEC on October 27, 2005).

(d)(9)	Amended and Restated Bylaws of FortuNet, Inc. (incorporated by reference to Amendment No. 3 to the Company’s Registration Statement filed on Form S-1 (File No. 333-128391) filed with the SEC on November 21, 2005).

(d)(10)	FortuNet, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 3.2 of Amendment No. 1 to the Company’s Registration Statement filed on Form S-1 (File No. 333-128391) filed with the SEC on October 27, 2005).

(d)(11)	Form of Stock Grant—FortuNet, Inc. 2005 Stock Incentive Plan for Independent Directors (incorporated by reference to Exhibit 10.10 to Amendment No. 5 to the Company’s Registration Statement filed on Form S-1 (File No. 333-128391) filed with the SEC on January 24, 2006).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2010

By:	/s/ Harlan Goodson
Name:	Harlan Goodson
Title:	Member, Special Committee of the Board of Directors

ANNEX A

BUSINESS AND BACKGROUND OF

THE COMPANY’S DIRECTOR AND EXECUTIVE OFFICERS

The name, age, principal occupation and business experience during the past five years of each of the Company’s directors (including all members of the Special Committee, as defined below) and executive officers are set forth below.

Merle Berman, 63, a director of the Company and member of the Special Committee, joined the Board in 2006. She is also a member of the Company’s Audit Committee and its Nominating and Corporate Governance Committee and serves as chairperson of the Company’s Compensation Committee. Ms. Berman is a three-term Nevada legislator, where she served from 1996 to 2001. As a member of the Nevada Assembly, Ms. Berman served on the Legislative Activities, Judiciary, Infrastructure, Elections, Procedures, and Ethics, Health and Human Services, Commerce and Labor, and Government Affairs Committees. Since 2001, Ms. Berman has been a private real estate investor and a member of the Nevada Ethics Commission. Ms. Berman holds a bachelor’s degree from Pennsylvania State University.

Jack B. Coronel. Mr. Coronel, 44, has been the Company’s Director of Compliance and Strategic Development since joining the Company in 2002 and was appointed as Chief Compliance Officer in 2005. Concurrent with his employment with the Company, Mr. Coronel also serves as Chief Executive Officer and a director of Las Vegas Card, Inc., a credit card marketing company. Prior to that, he was a founder of Consumer Rewards International and that company’s chief executive officer from 1996 until 2000. In that role, Mr. Coronel was involved in the development of the Visa Las Vegas and Palm Springs Desert Resorts credit card reward programs. Mr. Coronel received his undergraduate degree, cum laude, from Claremont McKenna College and a law degree from Southwestern University School of Law.

Harlan W. Goodson. 62, a director of the Company and member of the Special Committee, joined the Board in 2006. He also serves as chairman of the Company’s Nominating and Corporate Governance Committee and a member of the Company’s Audit and Compensation Committees. Mr. Goodson is a sole practitioner of law. Previously, he was a partner in the law firm of Franchetti & Goodson. Prior to that, he was Senior Counsel at the Sacramento, California office of Holland & Knight LLP from 2003 to 2006. Mr. Goodson practices in the area of gaming law and Indian gaming regulation. Prior to joining Holland & Knight, Mr. Goodson was the Director of California’s Division of Gambling Control from January 1999 to July 2003. Mr. Goodson is listed in the 2000 edition of Who’s Who in American Law, and in 2002, he received the International Masters of Gaming Law inaugural Regulator of the Year award. Mr. Goodson is also listed in America’s Best Lawyers in the practice of gaming law. Mr. Goodson received his undergraduate degree from Golden Gate University and his law degree from the John F. Kennedy School of Law. He is a member of the California Bar. Mr. Harlan’s business address is 1126 3rd Street, Suite 205, Sacramento, CA 95814.

Yuri Itkis. Mr. Itkis, 67, is a co-founder of the Company and has been the Chief Executive Officer and Chairman of the Board since 1989. He has also previously served as the Treasurer and Secretary of the Company. For nearly 20 years prior to founding the Company, Mr. Itkis was a Senior Scientist working on NASA’s and foreign research institutions’ projects. He also taught undergraduate and graduate courses in several United States and foreign colleges and he is an author of numerous technical books, articles and patents. From 1994 through 1998, Mr. Itkis served as a director of Interactive Flight Technologies, Inc., a maker of in-flight gaming and entertainment systems. Mr. Itkis is also the co-founder, a director and the president, secretary and treasurer of the Company’s wholly-owned subsidiary, Millennium Games, Inc. Mr. Itkis holds a Candidate of Science degree (equivalent of a Ph.D.) in electrical engineering from the Moscow Institute of Control Problems and master of science degree in administrative sciences from Johns Hopkins University. Yuri Itkis is the father of Boris Itkis.

A-1

Boris Itkis. Mr. Itkis, 41, a director of the Company, is a co-founder of the Company and has served as its Director of Engineering since 1989 and as Chief Technical Officer since 2004. He was appointed to the Board in January 2006 and as Vice President of Engineering, Secretary and Treasurer in February 2006. He is also the inventor or co-inventor of several issued and pending patents in the Company’s portfolio. From 1994 through 1998, he served as a director of Interactive Flight Technologies, Inc., a maker of in-flight gaming and entertainment systems. Mr. Itkis is also a director of the Company’s wholly-owned subsidiary, Millennium Games, Inc. Mr. Itkis holds a bachelor of science degree in electrical engineering from the University of California, Los Angeles. Boris Itkis is the son of Yuri Itkis.

William R. Jacques. Mr. Jacques, 61, has been the Chief Financial Officer since August 2009. Mr. Jacques joined the Company as its Controller in January 2005 and was appointed Chief Financial Officer in October 2005. Mr. Jacques served as Chief Financial Officer from October 2005 until his resignation in January 2008. Mr. Jacques provided consulting services to the Company on a part-time basis from January 2008 until he rejoined the Company as Director of Finance in January 2009. From November 2004 to January 2005, he was the Controller of Quest Entertainment, Inc., a gaming device manufacturer. From January 2004 to October 2004, he was the Controller and from June 2001 to December 2002 he was Assistant Controller of Innovative Gaming, Inc. a manufacturer of computerized slot machines and other video gaming machines and multiplayer video games. Innovative Gaming, Inc.’s parent company, Innovative Gaming Company of America filed for Chapter 7 bankruptcy protection in October 2004. From December 2002 to January 2004 he was the Controller of Diamond Construction Co., Inc. Mr. Jacques received his bachelor of science degree in accounting from Arizona State University.

Darrel Johnson, 60, is a director of the Company, chairman of the Company’s Audit Committee and a member of the Special Committee. He is a chief financial executive of Pat Clark Enterprises, a holding company whose assets include a beverage distributorship, an automobile dealership, a motorcycle dealership and a custom hauler and trailer dealership. From 1997 to 2006, Mr. Johnson was the chief financial officer of Desert Meats & Provisions, a wholesale meat distributor. From 1991 to 1997, Mr. Johnson was president of Morevest Arizona, Inc., a chain of retail camera shops and photo developing shops in Arizona, Nevada and New Mexico. Prior to that, Mr. Johnson was the general manager of a rental car franchise; chief financial officer of a holding company whose assets included auto dealerships, rental car agencies, aircraft operations, real estate and restaurants; controller of a manufacturing firm; and an auditor with a certified public accounting firm. Mr. Johnson holds a bachelor’s degree in accounting from Texas Tech University and has been a certified public accountant since 1973.

A-2

ANNEX B

OPINION OF DUFF & PHELPS, LLC

January 21, 2010

CONFIDENTIAL

Special Committee of the Board of Directors

FortuNet, Inc.

2950 S. Highland Drive

Las Vegas, NV 89109

Dear Members of the Special Committee:

Duff & Phelps, LLC (“Duff & Phelps”) has been engaged to serve as the independent financial advisor to the Special Committee of the Board of Directors of FortuNet, Inc. (the “Company”) in connection with a Proposed Transaction (as defined below). Duff & Phelps has been asked to provide the Special Committee with an opinion (the “Opinion”), as of the date hereof, as to the fairness, from a financial point of view, of the Offer Price to be received in the Proposed Transaction by the stockholders of the Company other than the Trust (defined below) and its affiliates (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

Description of the Proposed Transaction

The Proposed Transaction involves the tender offer (the “Offer”) by the The Yuri Itkis Gaming Trust of 1993 (the “Gaming Trust”), through its wholly owned subsidiary YI Acquisition Corp. (“YI Acquisition”) (the Gaming Trust and YI Acquisition are collectively referred to herein as the “Trust”), to purchase all the outstanding shares of common stock, par value $0.001 (the “Common Stock”) of the Company, other than shares held by the Trust, for $2.25 per share (the “Offer Price”), to be followed by the Merger (defined below). The Trust currently owns approximately 75% of the outstanding shares of Common Stock, and Offer is irrevocably conditioned upon (a) the tender of a majority of the shares of Common Stock not owned by the Trust or any director or officer of the Company and (b) the tender of a sufficient number of shares of Common Stock to cause the Trust to own at least 90% of the outstanding shares of the Common Stock. If the Offer is consummated, the Trust intends to cause YI Acquisition, as soon as reasonably practicable, to merge with and into FortuNet through a short-form merger (the “Merger,” and, together with the Offer, the “Proposed Transaction”) in accordance with Nevada law. Pursuant to the Merger, each issued and outstanding share of Common Stock (other than shares held by the Trust and shares held by stockholders who have properly exercised dissenter’s rights under Nevada law, which dissenter’s rights are being made available by the Trust though not required under Nevada law) will be converted into and represent the right to receive an amount in cash equal to the Offer Price.

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of the Opinion included, but were not limited to, the items summarized below:

1.	discussed the operations, financial condition, future prospects and projected operations and performance of the Company and the Proposed Transaction with Company management;

2.	reviewed certain publicly available financial statements and other business and financial information of the Company;

3.	reviewed certain internal financial statements and other financial and operating data concerning the Company, which the Company has identified as being the most current financial statements available;

4.	reviewed certain financial forecasts prepared by management of the Company;

5.	reviewed the Offer to Purchase for Cash All Outstanding Shares of Common Stock of FortuNet, Inc. at $2.25 Per Share by the Gaming Trust and YI Acquisition (the “Offer to Purchase”), filed as Exhibit 99(a)(1)(i) to the Form TO-T of the Trust filed on January 15, 2010 with the Securities and Exchange Commission;

6.	reviewed the historical trading price and trading volume of the Common Stock and the publicly traded securities of certain other companies that we deemed relevant;

7.	compared the financial performance of the Company and the prices and trading activity of the Common Stock with those of certain other publicly traded companies that we deemed relevant;

8.	compared certain financial terms of the Proposed Transaction to financial terms, to the extent publicly available, of certain other business combination transactions that we deemed relevant; and

9.	conducted such other analyses and considered such other factors as we deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with your consent:

1.	relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not verify such information;

2.	assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same;

3.	assumed that the face value of the auction rate securities on the Company’s most recent balance sheet approximates fair value;

4.	assumed, without verification, that the final versions of any documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

5.	assumed, without verification, that all information supplied to Duff & Phelps and information and statements made in the Offer to Purchase are substantially accurate;

6.	assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Offer to Purchase without any amendments thereto or any waivers of any terms or conditions thereof;

7.	relied upon the fact that the Special Committee, the Company and the Trust have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken; and

8.	assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Proposed Transaction.

In our analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction. To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon.

Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of the Company’s solvency or of any specific assets or liabilities (contingent or otherwise). This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not been requested to, and did not, initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, or advise the Special Committee with respect to alternatives to the Proposed Transaction. In addition, Duff & Phelps is not expressing any opinion as to the market price or value of the Common Stock after any announcement concerning the Proposed Transaction. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to be received by any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the public stockholders of the Company in the Proposed Transaction, or with respect to the fairness of any such compensation.

The basis and methodology for this Opinion have been designed specifically for the express purposes of the Special Committee and may not translate to any other purposes. This Opinion (a) does not address the merits of any underlying decision to recommend or proceed with the Proposed Transaction versus any alternative strategy or transaction, (b) is not a recommendation as to how the Special Committee or any stockholder should act with respect to any matters relating to the Proposed Transaction, or whether to recommend or proceed with, as applicable, the Proposed Transaction or any related transaction and (c) does not indicate that the consideration to be received is the best possibly attainable under any circumstances; instead, it merely states whether the consideration to be received in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to recommend or proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof. Subject to the prior written approval of Duff & Phelps, this Opinion may be included in its entirety in any proxy statement distributed to stockholders of the Company in connection with the Proposed Transaction or other document required by law or regulation to be filed with the Securities and Exchange Commission, and you may summarize or otherwise reference the existence of this Opinion in such documents, provided that any such summary or reference language shall also be subject to the prior written approval by Duff & Phelps. Except as described above, without our prior consent, this Opinion may not be quoted from or referred to, in whole or in part, in any written document or used for any other purpose.

Duff & Phelps has acted as independent financial advisor to the Special Committee and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in the Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the engagement letter between the Company and Duff & Phelps, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ stating to the Special Committee of the Board of Directors of the Company that it is prepared to deliver its Opinion. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that, as of the date hereof, the Offer Price to be received in the Proposed Transaction is fair, from a financial point of view, to the stockholders of the Company other than the Trust and its affiliates (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

This Opinion has been approved by the internal opinion committee of Duff & Phelps.

Respectfully submitted,

/s/ DUFF & PHELPS, LLC

DUFF & PHELPS, LLC

ANNEX C

CHAPTERS 92.380 TO 92.500

OF THE NEVADA REVISED STATUTES

NRS 92A.380 Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.

1. Except as otherwise provided in NRS 92A.370 and 92A.390, any stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:

(a) Consummation of a conversion or plan of merger to which the domestic corporation is a constituent entity:

(1) If approval by the stockholders is required for the conversion or merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the conversion or plan of merger; or

(2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.

(b) Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be acquired, if his shares are to be acquired in the plan of exchange.

(c) Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

(d) Any corporate action not described in paragraph (a), (b) or (c) that will result in the stockholder receiving money or scrip instead of fractional shares except where the stockholder would not be entitled to receive such payment pursuant to NRS 78.205, 78.2055 or 78.207.

2. A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation.

3. From and after the effective date of any corporate action described in subsection 1, no stockholder who has exercised his right to dissent pursuant to NRS 92A.300 to 92A.500, inclusive, is entitled to vote his shares for any purpose or to receive payment of dividends or any other distributions on shares. This subsection does not apply to dividends or other distributions payable to stockholders on a date before the effective date of any corporate action from which the stockholder has dissented.

(Added to NRS by 1995, 2087; A 2001, 1414, 3199; 2003, 3189; 2005, 2204; 2007, 2438)

NRS 92A.390 Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.

1. There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:

(a) The articles of incorporation of the corporation issuing the shares provide otherwise; or

(b) The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:

(1) Cash, owner’s interests or owner’s interests and cash in lieu of fractional owner’s interests of:

(I) The surviving or acquiring entity; or

(II) Any other entity which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by a least 2,000 holders of owner’s interests of record; or

(2) A combination of cash and owner’s interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph (b).

2. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

(Added to NRS by 1995, 2088)

NRS 92A.400 Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.

1. A stockholder of record may assert dissenter’s rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter’s rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.

2. A beneficial stockholder may assert dissenter’s rights as to shares held on his behalf only if:

(a) He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter’s rights; and

(b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.

NRS 92A.410 Notification of stockholders regarding right of dissent.

1. If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters’ rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.

2. If the corporate action creating dissenters’ rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters’ rights that the action was taken and send them the dissenter’s notice described in NRS 92A.430.

NRS 92A.420 Prerequisites to demand for payment for shares.

1. If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, a stockholder who wishes to assert dissenter’s rights:

(a) Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(b) Must not vote his shares in favor of the proposed action.

2. If a proposed corporate action creating dissenters’ rights is taken by written consent of the stockholders, a stockholder who wishes to assert dissenters’ rights must not consent to or approve the proposed corporate action.

3. A stockholder who does not satisfy the requirements of subsection 1 or 2 and NRS 92A.400 is not entitled to payment for his shares under this chapter.

NRS 92A.430 Dissenter’s notice: Delivery to stockholders entitled to assert rights; contents.

1. The subject corporation shall deliver a written dissenter’s notice to all stockholders entitled to assert dissenters’ rights.

2. The dissenter’s notice must be sent no later than 10 days after the effectuation of the corporate action, and must:

(a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

(b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not he acquired beneficial ownership of the shares before that date;

(d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

(e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

NRS 92A.440 Demand for payment and deposit of certificates; retention of rights of stockholder.

1. A stockholder to whom a dissenter’s notice is sent must:

(a) Demand payment;

(b) Certify whether he or the beneficial owner on whose behalf he is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice for this certification; and

(c) Deposit his certificates, if any, in accordance with the terms of the notice.

2. The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action.

3. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter’s notice, is not entitled to payment for his shares under this chapter.

NRS 92A.450 Uncertificated shares: Authority to restrict transfer after demand for payment; retention of rights of stockholder.

1. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

2. The person for whom dissenter’s rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action.

NRS 92A.460 Payment for shares: General requirements.

1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

(a) Of the county where the corporation’s principal office is located;

(b) If the corporation’s principal office is not located in this State, in Carson City; or

(c) At the election of any dissenter residing or having its principal office in this State, of the county where the dissenter resides or has its principal office.

¾ The court shall dispose of the complaint promptly.

2. The payment must be accompanied by:

(a) The subject corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders’ equity for that year and the latest available interim financial statements, if any;

(b) A statement of the subject corporation’s estimate of the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter’s rights to demand payment under NRS 92A.480; and

(e) A copy of NRS 92A.300 to 92A.500, inclusive.

NRS 92A.470 Payment for shares: Shares acquired on or after date of dissenter’s notice.

1. A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter’s notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.

2. To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters’ right to demand payment pursuant to NRS 92A.480.

NRS 92A.480 Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate.

1. A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 92A.460 or offered pursuant to NRS 92A.470 is less than the fair value of his shares or that the interest due is incorrectly calculated.

2. A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares.

NRS 92A.490 Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.

1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

2. A subject corporation shall commence the proceeding in the district court of the county where its principal office is located. If the principal office of the subject corporation is not located in the State, it shall commence the proceeding in the county where the principal office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located. If the principal office of the subject corporation and the domestic corporation merged with or whose shares were acquired is not located in this State, the subject corporation shall commence the proceeding in the district court in Carson City.

3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

(a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or

(b) For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

NRS 92A.500 Legal proceeding to determine fair value: Assessment of costs and fees.

1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

(b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

5. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115.

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 15, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed on January 15, 2010).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed on January 15, 2010).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed on January 15, 2010).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed on January 15, 2010).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees” (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed on January 15, 2010).

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed on January 15, 2010).

(a)(1)(G)	Summary advertisement published in The New York Times (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed on January 15, 2010).

(a)(1)(H)	Press release, dated November 23, 2009, issued by the Trust (incorporated by reference to the Schedule TO-C filed by the Trust with the SEC on November 23, 2009).

(a)(1)(I)	Press release, dated January 15, 2010, issued by the Trust (incorporated by reference to Exhibit (a)(1)(ix) to the Schedule TO filed on January 15, 2010).

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 filed by FortuNet on November 24, 2009).

(a)(2)(B)	Press release, dated November 23, 2009, issued by FortuNet (incorporated by reference to the Schedule 14D-9 filed by FortuNet on November 24, 2009).

(a)(2)(C)	Press release, dated January 27, 2010, issued by FortuNet.

(a)(5)(A)	Complaint of Asher Jungreis and Constantine Giviskes, individually and on behalf of all others similarly situated, against Yuri Itkis, the Yuri Itkis Gaming Trust of 1993 and FortuNet, Inc., Case No. A-09-605118B, filed in the Eighth Judicial District Court in Clark County in the State of Nevada on December 7, 2009 and stipulation to Dismiss Defendant FortuNet, Inc. filed on December 30, 2009 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO filed on January 15, 2010).

(d)(1)	Exempt Employment Agreement between the Company and Jack B. Coronel dated September 9, 2002 (incorporated by reference to the Company’s Registration Statement filed on Form S-1 (File No. 333-128391) filed with the SEC on September 16, 2005).

(d)(2)	Amendment No. 1 to Exempt Employment Agreement between FortuNet, Inc. and Jack B. Coronel, dated as of September 9, 2002 (incorporated by reference to the Company’s Registration Statement filed on Form S-1 (File No. 333-128391) filed with the SEC on September 16, 2005).

(d)(3)	Amendment No. 2 to Exempt Employment Agreement between FortuNet, Inc. and Jack B. Coronel, dated as of July 6, 2006 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated April 1, 2006 and filed with the SEC on July 7, 2006).

(d)(4)	Amendment No. 3 to Exempt Employment Agreement between FortuNet, Inc. and Jack B. Coronel, dated as of April 1, 2007 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 1, 2007).

Exhibit No.	Description

(d)(5)	Exempt Employment Agreement between the Company and William R. Jacques dated January 12, 2009.

(d)(6)	Letter from FortuNet, Inc. to Merle Berman dated January 20, 2006 regarding director compensation (incorporated by reference to Exhibit 10.11 to Amendment No. 5 to the Company’s Registration Statement filed on Form S-1 (File No. 333-128391) filed with the SEC on January 24, 2006).

(d)(7)	Letter from FortuNet, Inc. to Harlan W. Goodson dated January 20, 2006 regarding director compensation (incorporated by reference to Exhibit 10.13 to Amendment No. 5 to the Company’s Registration Statement filed on Form S-1 (File No. 333-128391) filed with the SEC on January 24, 2006).

(d)(8)	Amended and Restated Articles of Incorporation of FortuNet, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Company’s Registration Statement filed on Form S-1 (File No. 333-128391) filed with the SEC on October 27, 2005).

(d)(9)	Amended and Restated Bylaws of FortuNet, Inc. (incorporated by reference to Amendment No. 3 to the Company’s Registration Statement filed on Form S-1 (File No. 333-128391) filed with the SEC on November 21, 2005).

(d)(10)	FortuNet, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 3.2 of Amendment No. 1 to the Company’s Registration Statement filed on Form S-1 (File No. 333-128391) filed with the SEC on October 27, 2005).

(d)(11)	Form of Stock Grant—FortuNet, Inc. 2005 Stock Incentive Plan for Independent Directors (incorporated by reference to Exhibit 10.10 to Amendment No. 5 to the Company’s Registration Statement filed on Form S-1 (File No. 333-128391) filed with the SEC on January 24, 2006).